SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
          TEL 212 930 9700    FAX 212 930 9725    EMAIL: INFO@SRFF.COM

                                                     July 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn:  Mr. Brian Casclo
       Mr. Gary Todd
       Mr. Patrick Enunwaonye

         Re:   Advanced Optics Electronics, Inc.
               Form 10-KSB for the fiscal year ended December 31, 2004 File No. 000-24511
               ------------------

Ladies and Gentlemen:

      We are special counsel to Advanced Optics Electronics, Inc., a Nevada corporation (the "Company"). This letter responds to your letter dated June 28, 2005, relating to comments of the Staff in connection with the above-referenced submission.

      The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Form 10-KSB have been referenced. Also filed herewith is an amended Form 10-KSB to include the revisions set forth below and in our prior correspondence.

Form 10-Ksb for the Year December 31, 2004
------------------------------------------

GENERAL

      1. Please provide the amended Form 10-KSB referred to in your cover letter for our review. Please also consider the following additional comments in preparing the revised document.

      RESPONSE:   The  draft  Form  10-KSB/A  is  attached  with  revision  tags indicating changes. All changes are additions. There are no deletions from the filed 10-KSB.

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Securities and Exchange Commission
July 28, 2005
Page 2 of 11

      The following cross references our responses and where they can be found in the draft 10-KSB/A.

A. THE FOLLOWING KEYS OUR RESPONSES TO YOUR INITIAL COMMENT LETTER DATED MAY 5, 2005, THAT WERE PREVIOUSLY INCLUDED IN OUR RESPONSE LETTER DATED JUNE 15, 2005:

      1. Response to comment 1 (Consolidation) can be found in Item 6. Management Discussion & Analysis section and portions are repeated in the "Liquity and Capital Resources" section for purposes of clarity. (see pages 13-15 and 19-20)

      2. Response to comment 2 (Biomoda FDA approval) can be found in Item 6. Management Discussion & Analysis section under a new heading called "Biomoda Product Development and Regulatory Strategy" on pages 15 and 16.

      3. Response to comment 3 (Plan of Operation) can be found in Item 6. Management Discussion & Analysis section under Results of Continuing Operations on page 20.

      4. Response to comment 4 (Contract) can be found in Item 6. Management Discussion & Analysis section under Results of Continuing Operations on page 21.

      5.    Response to comment 5 (Results of  Operations)  can be found in Item
            6. Management Discussion & Analysis section under Results of Continuing Operations on page 22.

      6.    Response to comment 6  (Debenture  gain & loss) can be found in Item
            6. Management Discussion & Analysis section under Liquidity and Capital Resources on page 19.

      7.    Response to comment 7 (Controls) can be found in Item 8A on page 25.

      8. Response to comment 8, (Report from Biomoda's auditors) can be found after Advanced Optics Electronics, Inc.'s financial statements at the end of the 10-KSB.

      9. Response to comment 9 (Biomoda products) can be found on page F-9 of Advanced Optics Electronics, Inc.'s financial statements footnote #1, and in 10-KSB Item 6. Management Discussion & Analysis section under "Biomoda Product Development and Regulatory Strategy" section, page 16.

      10. Response to comment 10 (Patents) can be found on page F-19 of Advanced Optics Electronics, Inc.'s financial statements footnote #3, Patents.

      11. Response to comment 11 (Investment in GenoMed)-see response to comment 9 below.

      12. Response to comment 12 ( Investment) can be found in Item 6. Management Discussion & Analysis under "Liquidity and Capital Resources" section on page 18.

      13. Response to comment 13 (Consolidation) can be found on page F-21 of Advanced Optics Electronics, Inc.'s financial statements footnote # 7.

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Securities and Exchange Commission
July 28, 2005
Page 3 of 11

      14. Response to comment 14 (Debentures) can be found on page F-24 of Advanced Optics Electronics, Inc.'s financial statements footnote # 9.

      15. Response to comment 15 (Issuance detail) can be found on page F-26 of Advanced Optics Electronics, Inc.'s financial statements footnote # 11.

      16. Response to comment 16 (Services detail) can be found on page F-26 of Advanced Optics Electronics, Inc.'s financial statements footnote # 11.

      17. Response to comment 17 (Impairment) can be found on page F-31 of Advanced Optics Electronics, Inc.'s financial statements footnote # 12.

      18. Response to comment 18 (litigation) can be found on page F-33 of Advanced Optics Electronics, Inc.'s financial statements footnote # 13.

      19. Response to comment 19 (Litigation settlement) can be found on page F-33 of Advanced Optics Electronics, Inc.'s financial statements footnote # 13.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 13-24

      2. We refer to response to comment 3. Confirm that the monthly cash burn totaling $170,000 includes both Advanced Optics and Biomoda. Otherwise, please expand to address the cash requirements of both businesses.

      RESPONSE: This corrected paragraph will be in the Results of Continuing Operations section page 21-

As of March 31, 2005, The Company had a marketable securities portfolio valued at $1,935,050. The Companies' combined monthly burn-rate is approximately $215,000. This represents approximately nine months of operating funds. The Company is actively pursuing potential financing options as it looks to secure additional funds to both stabilize and grow its business operations. Management will review any financing options at its disposal and will judge each potential source of funds on its individual merits. There can be no assurance that the Company will be able to secure additional funds from debt or equity financing, or if they can, that it will be on terms favorable to the Company or existing stockholders.

RESULTS OF CONTINUING OPERATIONS

LOSS ON CONTRACT, PAGE 21

      3. Please expand the proposed disclosure to also clarify why you were not able to successfully complete the project. Describe the underlying factors leading to the cost overruns and ultimate cancellation of the project.

      RESPONSE: The following sentence will be inserted in Item 6. Management Discussion & Analysis section under Results of Continuing Operations on page 21.

Securities and Exchange Commission
July 28, 2005
Page 4 of 11

The cancellation of the contract to purchase two signs was negotiated to the satisfaction of both parties and memorialized in a Settlement Agreement and Mutual Release.

Although the contract to purchase two signs has been canceled through a mutual agreement, we are pursuing other potential customers. Therefore, we continue to work on completing this initial sign and the associated development work. We currently employ five full time assemblers and technicians that are engaged full time in assembly of PC Boards. We intend to complete 12 panels that will create a two meter by one and one half meter sign in the next 30 days. We are working out issues of electrical power and distribution. We are in the process of addressing cooling and weather-proofing.

We have engaged contract engineering firms as consultants and have done $170,000 amount of consulting on this project over the past two years.

The underlying factors related to cost overruns associated with the project are: faulty parts from suppliers; inadequate transition documentation; changes in engineering staff; manufacturing and assembly problems both internal and outsourced

The Company has continued to build the panel begun under the above contract and expects to complete the first 2 meter by 3 meter sign by the 4th quarter of 2005.

OPERATING EXPENSES, PAGE 22

      4. We see your response to comment 5; however, you should provide some discussion of changes in the components of operating expenses. You should clarify how your expenditures are contributing to achievement of your business plan, including discussion of substantive reasons for changes in the components of expenses from period to period. That is, your disclosure should describe the business reasons for changes in the amounts and components of operating expenses from period to period.

RESPONSE: The following will be added to the Operating Expenses section on page 22-

Asset impairment and expensing of inventory increased by approximately $395,000 as there were no such items in 2003. Asset impairment includes removing from the balance sheet investments in the stock of Beaver Information Technology, Inc., a foreign corporation, of $273,000 and Electronic Film Market Online, Inc., of $88,000.

General and administrative expense decreased by $806,000 from $2,300,000 to $1,493,000, primarily from significant reductions in public and investor relations, consulting and marketing expense in Advanced Optics. This decrease was of a non-cash nature in the form of stock for services in both years

Payroll and related expense decreased by $436,000 due to administrative salary decreases in Advanced Optics of $287,000 and non-recurring officers compensation of $149,000 in

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Securities and Exchange Commission
July 28, 2005
Page 5 of 11

Biomoda in 2003. Research and development costs increased by $548,000. Biomoda R&D increased by $387,000, primarily because of an increase of $274,000 in applicable payroll costs and approximately $100,000 in consulting fees. The Advanced Optics increase of $161,000 was due to greater expenditures for design and engineering consulting.

     5. As a related matter, to the extent necessary for an understanding of your operating results and progress on business plans, you should provide disaggregated discussion for the two separate and distinct businesses included in your financial statements.

RESPONSE: The following will be added to the Results of Continuing Operating section under Biomoda, Inc. on page 23-

Operating expenses increased by $406,047 or 134% to $708,380 during the year ended December 31, 2004 compared to $302,333 for the year ended December 31, 2003. This was due to $127,000 in increased payroll and taxes, a $98,000 increase in professional fees and a $181,000 increase in non-payroll administrative and research and development costs.

General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services, travel and general corporate activities. General and administrative costs decreased to $106,139 in 2004 from $182,434 in 2003 due to decreases in salary expense. We expect general and administrative costs to increase in the future as our business matures and develops.

      6. We note your responses to prior comments 6 and 14; however, the derivation of the gain in 2003 and loss in 2004 on conversion of debentures continues to be unclear. Provide us a schedule demonstrating the detailed calculation of the gain and loss. Explain the terms of conversion and show us how the number of shares issued conforms to those terms.

RESPONSE: In 2003 we settled and closed on two outstanding debenture accounts. These were two separate holders and entities that purchased debentures together under similar agreements and instruments. The value of the common stock issued under the conversion term of the debenture was less than the carrying value of the debt. The difference was a gain of $40,171.

In 2004 we proceeded to address another debenture with a different holder under a different agreement and terms. We issued 103,000,000 shares of common stock. The value of the common stock issued under the conversion term of this debenture was more than the carrying value of the debt. The difference was recorded as a loss of $620,730.

FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

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Securities and Exchange Commission
July 28, 2005
Page 6 of 11

ORGANIZATION AND NATURE OF OPERATIONS, PAGE F-8

      7.    We  presume   that  the  Form   10-KSB  will   include   information
            substantially similar to that in the response to comment 9. Please confirm.

RESPONSE: We added the same information to that in the response to comment 9, under Item 6. Management Discussion & Analysis, under a new section called "Biomoda Product Development and Regulatory Strategy", pages 16 through 18.

NOTE 3.  PATENTS (INTANGIBLE ASSETS), PAGE F-19
-----------------------------------------------

      8. We refer to prior comment 10. We understand that the carrying amounts for patents might change if you incur additional legal fees; however, the Form 10-KSB should present all relevant disclosures required by SFAS 142. Please expand.

RESPONSE: The following will be added to Patent section page F-19-

Amortization expense for the Company's intangible assets over the next five fiscal years is estimated to be: 2005-$13,527, 2006-$13,527, 2007-$13,527,
2008-$13,527 and 2009-$13,527.

NOTE 5. INVESTMENT IN GENOMED, INC., PAGE F-21
----------------------------------------------

      9. We refer to the response to comment 11. As set for the in footnote 2 to SFAS 115 a restricted security becomes subject to the marketable securities accounting guidance when the restriction lapses within one year. It appears that you were within that one window as of December 31, 2004. Either revise the 10-K for 2004 to account for the investment as a marketable security under SFAS 115 or advise why the guidance from SFAS 115 is not applicable. You should also consider the impact of this comment on the amount of comprehensive income reported for the quarter ended March 31, 2005.

RESPONSE: In order to be conservative, and in light of the relatively significant material amount represented by adjusting the GenoMed investment to market, the Company was advised by its auditors to maintain the investment at cost, until the restriction had been lifted. And only if the market price was significantly below cost, would it be appropriate to make an adjustment to reflect an impairment in the asset. We agreed with this assessment as the appropriately conservative reporting strategy. We did report the investment as a marketable security beginning with our quarterly report of March 31, 2005. As such, investors are currently aware of the value of the investment and its liquid nature. Although reporting the GenoMed investment as a marketable security and marking it to market as of December 31, 2004 would increase our assets by nearly 100%

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Securities and Exchange Commission
July 28, 2005
Page 7 of 11

and which we feel would be very favorable, we feel that to go back and adjust the financials in this manner would not, at this time, be a gain in material knowledge to investors and would be a burden on our limited resources in terms of time and expense.

NOTE 11. STOCKHOLDERS' EQUITY, PAGE F-26
----------------------------------------

      10. We note your responses to and proposed disclosure from prior comments 15 and 16. With respect to transactions where shares were issued for services or other non-cash consideration, the footnote should provide a reasonably specific description of what your received in return. For instance, a description of the nature of the service received. Also clarify how you determined the fair value of the 47 million shares issued for services in 2004. Please expand the proposed disclosure.

RESPONSE: The following section will replace Note 11 Stockholders Equity, Common Stock Section-

COMMON STOCK

The Company was initially capitalized through the issuance of 500,000 shares for $25,000 in cash. In November 1996, the Company issued 4,500,000 shares in exchange for the outstanding shares of PLZ Tech, Inc. The transaction was accounted for as a purchase and net assets of $285,596, consisting primarily of patents and equipment, were recorded. In previous financial statements, the Company did not present unclaimed shares resulting from the merger with PLZ Tech, Inc. as outstanding shares. In the accompanying 1997 and prior financial statements the number of shares outstanding has been restated to include these shares.

In 1997, The Company issued 155,000 shares of common stock in exchange for $24,800 in cash, and in accordance with the applicable convertible note payable agreement, the Company issued 369,545 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $59,128.

In 1997, the Company issued 1,756,667 shares of common stock in exchange for the following services; Advice on Bringing in Additional Investors, Radio
Interviews, Market Sponsorship, Market Reports, and Canadian Investor Participation. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $281,072.

In 1998, The Company issued 9,274,811 shares of common stock in exchange for $1,292,707 in cash, net of sales commissions and other direct costs. Certain of these sales included price maintenance agreements resulting in the issuance of an additional 1,704,464 shares of stock.

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Securities and Exchange Commission
July 28, 2005
Page 8 of 11

In 1998, the Company issued 2,751,000 shares of common stock in exchange for the following services; Market Sponsorship, Canadian Investor Participation, Locating Asian Investors, Employee Bonus and Incentive, and the Production of a Corporate Promotional Video. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $296,470. The Company also issued 315,000 shares to an officer in exchange for a note receivable of $29,000. The note bears interest at the rate of 7 percent with interest due semiannually and the principal due July 2001.

In 1999, the Company repurchased 489,251 shares of its outstanding stock for $11,132 in cash. These shares were retired. The Company also repurchased 229,000 shares for $41,760 and resold 85,000 of these shares for $35,464. The remaining 144,000 treasury shares have been recorded at cost.

In 1999, the Company also sold 8,681,624 shares for $863,782 in cash, and issued 17,094,313 shares of common stock in exchange for the following services; Market Research, Capital Raising Advice, Employee Bonus and Incentive, Market Reports, and the Production of a Corporate Promotional Video. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $1,486,414.

During the year ending December 31, 2000, the Company sold 782,000 shares of its common stock for $1,013,493 in cash, and issued 3,955,203 shares of common stock in exchange for the following services; Capital Raising, Market Research, Financial Consulting, Investor Relations Reports, Legal, Employee Bonus and Incentive and Company Reports. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $1,730,152. The value of the services is included in the costs and expenses on the Statements of Operations.

In 2000, in accordance with the applicable convertible note payable agreement, the Company issued 9,200,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $542,878.

Also, an officer of the Company exercised 1,850,000 stock options at a price of $0.12 per share. The Company issued notes receivable to the officer in the amount of $220,000 for the shares. Interest for the first quarter was prepaid.

During the year ended December 31, 2001, the Company sold 1,382,778 shares for $68,227 in cash and issued 10,461,498 shares of common stock in exchange for the following services; Financial Consulting, Marketing, Legal Fee for Debenture Issuance, Advice on bringing in additional investors, Market Sponsorship, Investor Relations Reports, the Production of Corporate Promotional Videos, and Employee Bonus and Incentive . In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $422,745.

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Securities and Exchange Commission
July 28, 2005
Page 9 of 11

The value of such services is included with costs and expenses in the statement of operations

In 2001, in accordance with the applicable convertible note payable agreement, the Company issued 7,064,886 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $154,073.

During the year ended December 31, 2002, the Company sold 315,845,000 shares of common stock for $545,661 in cash; all shares were sold for less than $0.01.

During the year ended December 31, 2002, the Company issued 115,768,000 shares of common stock in exchange for the following services; Product Marketing, Advice on Bringing in Additional Investors, Canadian Investor Participation, Legal Fees for Debenture Issuance Securities Placement and Market Sponsorship. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $482,069 (based on the closing market price on the date of grant, which was less than $0.02). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2002, the Company issued 507,800 shares of common stock (based on the fair market value on the dates of grant, which were less than $0.01) held as treasury stock for cash totaling $7,829 on a first-in, first-out basis.

During the year ended December 31, 2002, the Company purchased 1,400,000 shares of common stock held as treasury stock for cash totaling $8,732.

In January 2002, the Company issued 1,100,000 shares of its outstanding stock in connection with the exercise of stock options by an officer of the Company for a note receivable, which is due on demand, totaling $22,000. The Company has recorded the note receivable as an increase to stockholders' deficit in the accompanying balance sheet.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 46,018,635 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $73,000, including approximately $25,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 30,511,931 shares of common stock at conversion prices of approximately $0.01 in connection with the conversion of notes payable of approximately $319,000, including approximately $20,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 2,165,000 shares of

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Securities and Exchange Commission
July 28, 2005
Page 10 of 11


common stock at conversion prices of approximately $0.02 in connection with the conversion of notes payable of approximately $35,000, including approximately $2,000 of accrued interest.

During the year ended December 31, 2003, the Company sold approximately 1,477,760,000 shares of common stock for cash approximating $6,031,000; all shares were sold for less than $0.03.

During the year ended December 31, 2003, the Company issued approximately 367,250,000 shares of common stock in exchange for the following services; Marketing, Financial Consulting, Securities Placement Legal Fee for Debenture Issuance, Investor Relations Reports, Capital Raising Advice, Legal, Advice on bringing in additional investors and Canadian Investor Participation. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at approximately $1,832,000 (based on the closing market price on the date of grant, which was less than $0.03). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000.

In December 2003, the Company cancelled notes receivable from an officer in lieu of the return of 2,950,000 shares of common stock to the Company (which were cancelled) that were originally granted in fiscal 2000 and 2002 from the exercise of stock options for such notes receivable.

During the year ended December 31, 2004, the Company issued 47,200,000 shares of common stock in exchange for the following services; Canadian Investor
Participation, Advice on bringing in additional investors, and Market Sponsorship. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at approximately $255,000. The Company recorded such amounts in the accompanying condensed statements of operations.

During the year ended December 31, 2004, the Company issued 103,000,000 shares of common stock for its convertible debentures. Conversion price per share shall e the lesser of 75% of the average of the three lowest closing bid prices during the 30 trading days prior to but not including the issue date of the debentures and 80% of the average of the three lowest closing bid prices during the 90 trading days immediately prior to but not including the conversion date, which is approximately $0.01 per share. The value of these shares was $1,126,000. The Company incurred a loss on

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Securities and Exchange Commission
July 28, 2005
Page 11 of 11

settlement of debt of about $621,000 in connection with the conversion of notes payable approximating $505,000, including approximately $166,000 of accrued interest.

During the year ended December 31, 2004, the Company issued 462,800,000 shares of common stock for cash, which were valued at approximately $1,119,000.

In October 2004, the Company's Board of Directors authorized the increase of the number of shares of the Company's common stock to 4,000,000,000.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

ITEM 3. CONTROLS AND PROCEDURES, PAGE 7

      11. We see that the Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the quarterly report. Amend to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-B and Part II.F of "Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (Release No. 33-8238).

RESPONSE:  We have amended Item 8A, page 25, to begin as follows:

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by the annual report, which is December 31, 2004.

                                  *************

         We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                                              Very truly yours,

                                                              /s/ THOMAS A. ROSE

                                                              Thomas A. Rose

cc:  Mr. John Cousins,
     Chief Financial Officer

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-KSB/A


ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004         Commission file No. 0-24511

                        ADVANCED OPTICS ELECTRONIC, INC.
                 (Name of small business issuer in its charter)

         NEVADA                                           88-0365136
(State of incorporation)                       (IRS Employer Identification No.)

           8301 WASHINGTON NE, SUITE 5, ALBUQUERQUE, NEW MEXICO 87113 (Address of principal executive offices including zip code)

Issuer's telephone number, including area code:                   (505) 797-7878

Securities registered under Section 12(b) of the Exchange Act:     NONE

Securities registered under Section 12(g)
of the Exchange Act:                               COMMON STOCK, $.001 PAR VALUE
                                                           (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                                              ---   ---

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ____

The issuer's revenues for its most recent fiscal year were $0.

The aggregate market value of the voting stock held by non-affiliates of the issuer on March 31, 2005 was approximately $3,725,000 based upon the closing price of such stock on that date of approximately $ 0.001. The number of issuer's shares of Common Stock outstanding including shares issued to affiliates as of March 31, 2005 was 3,733,136,349.

Transitional Small Business Disclosure Format (check one): Yes   No X
                                                              ---  ---

                                TABLE OF CONTENTS

Forward Looking Statements

                                     PART I

Item 1.  Description of Business
Item 2.  Description of Property
Item 3.  Legal Proceedings
Item 4.  Submission of Matters to a Vote of Security Holders

                                     PART II

Item 5.  Market for Common Equity and Related Stockholder Matters

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7.  Financial Statements

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 8A. Evaluation of Controls and Procedures

                                    PART III

Item 9.  Directors and Executive Officers of the Registrant

Item 10. Executive Compensation

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 12. Certain Relationships and Related Transactions

Item 13. Exhibits List

Item 14. Principal Accountant Fees and Services

                                   SIGNATURES

Forward - Looking Statements
----------------------------

This Form 10-KSB contains forward-looking statements about the business, financial condition and prospects of the Company that reflect assumptions made by management and management's beliefs based on information currently available to it. The Company can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of management's assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the Company's actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, the acceptance by customers of the Company's products, the Company's ability to develop new products cost-effectively, the ability of the Company to raise capital in the future, the development by competitors of products using improved or alternative technology, the retention of key employees and general economic conditions.

There may be other risks and circumstances that management is unable to predict. When used in this Form 10-KSB, words such as, "believes," "expects," "intends," "plans," "anticipates" "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions. All forward-looking statements are intended to be covered by the safe harbor created by Section 21E of the Securities Exchange Act of 1934.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

General
-------

Advanced Optics Electronics, Inc. (ADOT-OTC BB) is a technology company based in Albuquerque, New Mexico. Its primary focus is in image display and recognition technology. The company maintains an R&D facility and manufacturing plant, and is engaged in building large-scale flat panel displays, utilizing its patented technology, and production of color recognition optical devices.

The Company was organized as a Nevada corporation on May 22, 1996. On November 7, 1996, the Company acquired the business and patents of PLZTech, a company involved in the development of flat panel displays.

Company Overview
----------------

We are a developmental stage technology company with our primary focus on image display and recognition technology. Two products that are in development from this technology are large-scale flat panel displays, which utilize our patented technology, and color recognition optical devices. We are currently continuing our research, development, prototyping, and manufacturing of our products and the underlying technology. We are in the process of making the transition from a developmental stage company to producing and selling our product lines.

We plan to focus on producing and selling our large-scale flat panel displays for the outdoor advertising billboard industry, which represents the first time that our technology is available to this industry. We are in negotiations to acquire a billboard location in Florida and intend to retrofit it with our technology in order to learn more about the outdoor billboard market and advertising customer needs and industry requirements.

In addition, there are other markets and applications that represent opportunities for additional sources of business, and we are beginning to explore these markets and applications, such as e-cinema, lighting sources, stadium and sports applications and systems, control and status monitoring, and environmental warning systems.

Initially, we plan to sell our color recognition optic devices through e-commerce and retail locations to the blind and visually impaired. We are exploring additional markets for these devices for industrial, scientific and manufacturing applications.

Company Background
------------------

We were incorporated as a Nevada corporation on May 22, 1996. In November 1996, we acquired all the assets of PLZTech, Inc., including all of its patents and research and development activities. The transaction was accounted for as a purchase, and all assets acquired and liabilities assumed were recorded at their fair market values, as determined in accordance with accounting principles generally accepted in the United States of America. Intangible assets of PLZTech acquired in the purchase transaction were carried at historical book values. Research and development costs of PLZTech were expensed as incurred. PLZTech was incorporated in November 1992 in the state of Colorado and was engaged in the business of research and development of flat panel displays. Prior to our acquisition of the business and patents of PLZTech, we had minimal business activities and had essentially just started our own research and development activities.

Industry Background
-------------------

Our flat panel displays fit into a growing niche that is part of the broad visual communications market, which includes printing, photography, television, billboard, etc. In particular, our flat panel displays fit within the billboard sub-category of the broad visual communications market. Billboards include various niches commonly identified as painted signs, architectural signage, electric signs, programmable signs and large video displays. According to the Outdoor Advertising Association of America, outdoor advertising was a $5.8 billion industry in 2004, which was 6% higher than the previous year. The billboard segment of the outdoor advertising market represents 62% of total outdoor expenditures and topped $3.62 billion in 2004. We believe that the advantages of our flat panel displays for the outdoor advertising billboard industry will be significant. Our flat panel displays have the benefit in comparison to traditional printed billboards of providing dynamic, eye-catching ads and rapid change of display images from a remote site. Billboard companies could benefit by increasing revenues per sign by being able to sell the same space to different advertisers at different times during the day, with the ability to immediately access and change each sign via the remote site.
Advertisers could benefit substantially because they would be able to reach their target audience with greater precision.

The market for our color recognition optical device, ("Color-Chek") is the population of the visually impaired, industrial manufacturing and in thermal imaging applications for the military. We plan to initially focus on the visually impaired. The company's unique and novel conception and implementation of hardware and firmware determines the color optically and expresses the results with vocal responses. The company with establish marketing arrangements for the distribution to retail locations after a supply has been manufactured and inventoried.

Strategy
--------

PANELS

After conducting extensive research in various industries, including laptop computers, high definition televisions and outdoor advertising billboards, to determine which market would be best suited for producing and selling products utilizing our technology, we decided to concentrate our complete attention and efforts on marketing to the outdoor electronic advertising billboard industry. According to the Outdoor Advertising Association of America, advertising space was sold on approximately 390,000 billboards in 2004. Our goal is to create a line of products utilizing our technology that is scalable both in terms of size and resolution to meet a wide range of requirements related to potential customers' economics, billboard locations and intended use.

We believe that, due to the Highway Beautification Act, the number of billboards nationwide will not increase dramatically but should remain stable in the future. We expect that advertisers will increase their focus on securing and developing prime billboard locations. The customer base for billboards is diversifying as more advertisers are attracted to this media. Our market penetration analysis is based on capturing and converting existing sites in a stable market and expanding the indoor market.

The first phase will be targeting the prime billboard locations that generate monthly advertising revenues of approximately $25,000 or more per location. It is estimated that there are approximately 700 of these locations in the United States and another 1,500 outside of the United States. We estimate that we could begin supplying flat panel displays to meet the initial demand for these locations within five to seven months of installing our first two flat panel displays under our existing commitment and obtaining funding for ongoing development and commercialization. Once demand in these prime locations has been met and increased manufacturing volumes have lowered the production costs per display, we will target the remaining outdoor advertising billboard market.

To familiarize ourselves with the industry and market we are investigating purchasing a billboard location in Florida which we intend to retro-fit with our product. This will allow us to conduct a real world test of the product so that we may understand the requirements that outdoor advertising necessitates. It will also allow us an ongoing revenue stream from advertising through our ramp up of production.

Long-term contracts could potentially limit our access to the desired prime location sites during our start-up period. However, we believe that the trend is to use shorter-term contracts with significant turnover of advertisers, which favors the use of our flat panel displays because of the ease and speed with which images can be changed from a remote site. Revenues will be derived from a combination of direct sales of flat panel displays, owned and operated flat panel displays, leasing, licensing, and partnerships.

Products and Markets
--------------------

Our primary initial product that will be marketed to users of the outdoor advertising industry is the flat panel display. Our flat panel displays will provide an image measuring approximately three meters by eight meters, which is similar in size to existing printed billboards. We believe that the major advantages of our flat panel displays include better viewing quality, affordability, customer system integrity, and an almost immediate change of display images from a remote site. We believe that our flat panel displays and underlying software system represent an innovative approach to advertising that take advantage of the recent technological convergence of billboard media, broadcast media and the Internet.

Our principal product market consists of the outdoor advertising billboard industry, which until now has primarily relied on printed billboards for outdoor advertising. We believe that the user base for outdoor billboards is diversifying and growing as more advertisers are attracted to this medium of advertising, and this industry is experiencing rapid consolidation through mergers and acquisitions driven by the larger billboard companies. Our product and marketing strategy includes leveraging the underlying growth and excellent fundamentals of the existing outdoor advertising market. We anticipate that this strategy will also create a new segment of the outdoor advertising billboard market for our flat panel displays. We have completed a film that is being distributed as a marketing tool throughout the outdoor advertising billboard industry to potential purchasers of our flat panel displays both in the United States and internationally.

In addition, there are other markets and applications that represent opportunities for additional sources of business, and we are beginning to explore these markets and applications, such as e-cinema, lighting sources, stadium and sports applications and systems, control and status monitoring.

The Company has contracted with Indesign, a contract engineering firm to provide electronic, mechanical and systems engineering services.

The other product that is in development is the color recognition optical sensing device (Color-Chek). We believe the major advantages of our product are a cheaper cost for the level of resolution and flexibility relative to our competitors. The market for this product will primarily be to the color-blind and visually impaired. However, we are exploring other markets where color recognition may be beneficial such as in underwater and space applications. The company has filed for a patent related to Color-Chek.

Suppliers and Availability of Raw Materials
-------------------------------------------

We have identified several suppliers of the basic components of our systems. We anticipate this technology to continue to develop and mature, which will create more suppliers, lower prices and greater availability. We are continually evaluating suppliers of subassemblies and components and researching alternatives. We are sensitive not only to the quality and cost of the parts and pieces supplied but also the strategic importance of multiple supplier relationships.

Manufacturing, Distribution, Installation and Maintenance of Our Products
-------------------------------------------------------------------------

We have established relationships with contract manufacturing facilities for the production of our flat panel displays. We intend to establish a larger manufacturing facility for assembling our flat panel displays in preparation for larger scale operations. Our flat panel displays will be shipped directly from our manufacturing facilities to our customers, and we intend to promote, market and sell our products through direct sales channels. Our plan is to install the first 10 to 20 flat panel displays that we sell. We plan to contract manufacture of Color-Chek out to outside manufacturing facilities in the US and Mexico.

We also plan to maintain and repair our products for a specific warranty period and offer maintenance contracts beyond the warranty period. In addition, we intend to investigate the possibility of contracting with United States and international third party service providers for on-site installation, maintenance and repair of our flat panel displays.

Customers
---------

PANELS

According to the Outdoor Advertising Association of America, there were approximately 151,000 30-sheet billboards that measure approximately 12 feet by 24 feet and approximately 106,000 8-sheet billboards that measure approximately 6 feet by 12 feet in the United States in 2004. We believe that many of these billboards represent potential retrofit sites for the installation of our flat panel displays.

It is estimated that the four leaders in this industry account for approximately half of the outdoor advertising billboard market and the top ten billboard owners represent 61% of this market. The 39% that constitutes the balance of the outdoor advertising billboard market is composed of smaller individual companies that nevertheless control prime high-traffic billboard locations and, as such, represent a significant component of our target market. We consider these companies to be our potential primary customers. In addition to upgrading their billboard sites to attract higher revenue generating advertising accounts, we believe that these potential customers are considering new potential outdoor venues in locations such as Times Square in New York City, which would be an additional source of revenue for us. Media companies have been acquiring billboard owners in order to offer packages of television, radio and newly acquired outdoor space to advertisers. We believe that the concentration of ownership and the convergence of media are beneficial trends to market and sell our flat panel.

We intend to initiate customer contact by directly communicating with potential customers, including the four leaders of the outdoor advertising billboard industry, and providing them the marketing film that we have produced about our flat panel displays. We are developing a marketing department to initiate contact, process each transaction and coordinate with our manufacturing department for production and delivery of our flat panel displays.

COLOR-CHEK

There are approximately 8,000,000 visually impaired individuals in the United States according to the 2000 US Census. These individuals would be the initial target market for this product to assist them in day to day life that may require color recognition such as in traffic lights, matching of clothes, and computer work. Other potential customer bases include industrial manufacturing for color recognition on assembly lines and military sales for application in low-light environments.

Competition
-----------

PANELS

We will compete with the existing billboard techniques of hand painted or printed and pasted signs. Recently, there has been a trend toward creating the art digitally, but these images are still printed on large sheets and pasted up. We believe these forms of billboard presentations will only be viable in low density, low traffic areas. In comparison, our flat panel displays include high brightness, full color, superior image quality, wide viewing angle with excellent outdoor readability, relatively low cost compared with competing electronic billboard technologies, high reliability and rapid change of display images from a remote site.

We will compete against other established forms of electronic display technology, and we believe that our products and technologies will continue to face substantial competition as the market and technologies evolve. Existing and potential competitors such as Toshiba, Sharp, Hitachi and Mitsubishi may possess substantially greater product development capabilities and financial, technical, marketing or human resources than we do. These companies manufacture electronic displays that utilize liquid crystal displays, or passive LCD technology such as lap-top computer screens, and cathode ray tubes such as traditional TV set display technology, which currently dominate the electronic billboard market. However, we believe that the products based on these technologies are limited and new technologies being developed, including ours, will significantly improve the performance of electronic displays in the future and displace existing products in the electronic billboard market. Many companies, including Daktronics, Inc., SI Diamond Technology, Inc. and Universal Display Corporation have, or are developing, other technologies utilizing carbon field emissions, incandescent lamps, inorganic electroluminescence, organic light emitting diodes, polymeric light emitting diodes, gas plasma and vacuum fluorescent lamps. Furthermore, although we believe our products will be superior to established advertising billboard products, we cannot assure you that business customers will prefer our technology sufficiently to be willing to pay for it at the price at which it will be offered. We recently set the sales prices of our flat panel displays measuring approximately three meters by two meters and three meters by eight meters at $395,000 and $1,490,000, respectively.

We believe that the technologies that we have developed are superior to other existing technologies when combining the issues of brightness, image quality and cost required for electronic billboards. Other existing technologies that we compete with include:

     o Low resolution devices which have a grainy picture and do not allow certain colors to be viewed in direct sunlight and have a high initial cost;

     o    Incandescent bulbs that are high maintenance and offer poor graphics;

     o Electromechanical systems that have poor image qualities and limited colors; and

     o CRT's and passive LCD's that have a long useful life and an existing manufacturing base, but are expensive to produce.

We believe that our flat panel displays utilizing our display technology offers numerous advantages and features in comparison to the existing products of our competitors currently available, including:

     o The brightest electronic billboard display at 35,000 nits and the widest viewing angle;

     o The smallest dot pitch for outdoor large-scale displays at eight millimeter dot pitch, providing high definition television picture quality;

     o 24-bit true color and full motion video at up to 120 frames per second;

     o Broadcast and simulcast applications including real-time live video and streaming video feeds with operation from a remote site;

     o Use of digital visual interface, or DVI, industry standard protocol for high speed data linking and digital video interfacing;

     o Satellite linkage for the ability to operate multiple flat panel displays from a single remote site;

     o Modular assembly in one meter increments for scaleable and shapeable architectures and ease of transportability for mobile operations and use; and

     o Weather resistance for outdoor applications and a continual use life of at least five years.

COLOR-CHEK

There are a number of competitors in the optical recognition to speech device market. At least 11 of these companies have products on the market currently with several more that have announced plans to release products in the next few years. All of the competitors products are more expensive and in some cases less functional that the Company's product Color-Chek.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS (STATUS)

Advanced Optics holds the following patents and patents pending:

     o Patent #5,198,920 relating to a Transverse Pixel Formation for Spatial Light Modulator.

     o Patent pending for COLOR-CHEK, a hand-held color check optical recognition device.

Our success will depend on our ability to protect our proprietary technology and other intellectual property rights. We acquired the patent relating to the transverse pixel format when we acquired all the assets of PLZTech, Inc. in November 1996. Although we have been awarded the patent and have filed an application for a patent, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Any unauthorized use of our proprietary technology could result in costly and time-consuming litigation to enforce our proprietary rights.

Research and Development Activities
-----------------------------------

In fiscal 2004, which ended December 31, 2004, approximately $222,000 was spent on research and development activities. In 2003 approximately $61,000 was spent on research and development activities. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in future periods. We expense product development costs as they are incurred.

Employees
---------

As of December 31, 2004, the Company has 8 full-time employees. The Company also contracted with other personnel and subcontractors for various projects on an as-needed basis.

The Company files annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy and information statements and amendments to reports files or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth St NW, Washington, DC 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding the Company and other companies that file materials with the SEC electronically. The Company's headquarters are located at 8301 Washington St NE, Suite 5, Albuquerque, NM 87113. The Company's phone number at that address is 505-797-7878.

ITEM 2. DESCRIPTION OF PROPERTY

The company leases its headquarters facility of 7,500 square feet at 8301 Washington NE, Suite 5 in Albuquerque, New Mexico. This includes the executive offices, research and development facility and manufacturing plant, approximately 500 square feet of which is sublet to Biomoda, Inc. The facility is in good condition with no material defects or deferred maintenance. The facility is leased from unaffiliated third parties under a lease that is currently on month to month status.

ITEM 3. LEGAL PROCEEDINGS

On December 10, 2004, the Company and another entity filed a lawsuit in the State of New Mexico against an individual ("the DEFENDANT") to recover $13,500,000. for damages and injunctive relief arising out of the intentionally tortuous conduct of the Defendant. On December 23, 2004, instead of filing a counterclaim, the Defendant filed a lawsuit against the Company and others for alleged malicious abuse of process, defamation, civil conspiracy, prima facie tort, and intentional infliction of emotional distress, but did not allege any amount of damages. On January 26, 2005, the Company filed a motion to dismiss that lawsuit. Because of the inherent uncertainties, a favorable or unfavorable outcome could not be determined as of this date as well as the amount or range of potential recovery by the Company in the event of favorable outcome or loss to the Company in the event of an unfavorable outcome. On April 5, 2005 an insurance carrier for the Company confirmed that it would provide legal counsel for the Company in the defense of the claims brought by the above referenced Defendant.

On April 8, 2005 the Company was awarded damages in the sum of $13,500,269 as a result of a two separate judgments against two former co-defendants of the above referenced Defendant. The Court's order also provides that the defendants must pay the Company an additional $905,794 as pre-judgment interest.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

                                     PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock began trading on the NASDAQ Bulletin Board Market ("OTC") under the symbol "ADOT" during the first quarter of 1997. Prior to that time the stock was not listed or traded on any organized market system. The holders of the Company's Common Stock are entitled to one vote per share. The Common Stock holders do not have preemptive rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock.

The table below sets forth the high and low bid prices for the Common Stock for each quarter within the last two fiscal years as reported by Prophet Financial Systems. These over-the-counter market quotations may reflect inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

                                Common Stock Bid
                                ----------------
                                              High          Low
-----------------------------------------------------------------
Fiscal 2003:
                         1st Quarter         $.007        $0.001
                         2nd Quarter          .003        $0.001
                         3rd Quarter          .051        $0.002
                         4th Quarter          .086       $0.0039

Fiscal 2004:
                         1st Quarter          .025          .010
                         2nd Quarter          .010          .004
                         3rd Quarter          .005          .003
                         4th Quarter          .003          .002

As of December 31, 2004 the Company estimates that there were approximately 10,000 shareholders and the closing price of the Company's common stock was $.002. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the near future.

Penny Stock
-----------

Until the Company's shares qualify for inclusion in the NASDAQ system, the public trading, if any, of the Company's Common Stock will be on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price, of the Common Stock offered. The Company's Common Stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets for the certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If the Company's Common Stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are persons with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving penny stock, unless exempt, the rules require the delivery, prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in the Company's Common Stock and may affect the ability of the Company's shareholders to sell their shares.

Recent Sales of Unregistered Securities
---------------------------------------

Common Stock
------------

During October 2004, the Company sold 118,000,000 shares of common stock for $161,970 in cash; all shares were sold for less than $0.01.

During November 2004, the Company sold 160,000,000 shares of common stock for $2,777,200 in cash; all shares were sold for less than $0.01.

During December 2004, the Company sold 145,000,000 shares of common stock for $224,350 in cash; all shares were sold for less than $0.01.

During October 2004, the Company issued 27,400,000 shares of common stock for services, which were valued at $57,540 (based on the closing market price on the date of grant, which was less than $0.01). The Company recorded such amounts in the accompanying statement of operations.

During October 2004 the Company purchased a net of 2,225,000 shares of common stock (based on the fair market value on the date of transaction, which were less than $0.01) held as treasury stock.

During December 2004, the Company purchased a net of 11,000,000 shares of common stock (based on the fair market value on the date of transaction, which were less than $0.01) held as treasury stock.

All investors are "Accredited Investors" within the meaning of Regulation D.

All the investors who acquired the common stock and the debenture investors had a pre-existing relationship of a business nature with ADOT for a considerable period of time prior to acquiring the securities.

No media advertising (advertisements, articles, notice or other communication published in any newspaper, magazine or similar media or broadcast over television on radio) or general solicitation was employed in reaching the investors or used to bring ADOT to the attention of the investors.

The Company claims exemption from registration pursuant to Section 4 (2) of the Securities Act of 1933 which exempts a transaction not constituting a public offering.

Equity Compensation Plans
-------------------------

------------------------------------------------------------------------------------------------------------------
                                             EQUITY COMPENSATION PLANS
------------------------------------------------------------------------------------------------------------------
Plan Category           Number of Securities to   Weighted-Average           Remaining available for future
                        be issued upon exercise   Exercise Price of          issuance under equity compensation
                        of outstanding Options,   outstanding Options,       plans (excluding securities reflected
                        Warrants and Rights (#)   Warrants and Rights  ($)   in column (A))  (#)
------------------------------------------------------------------------------------------------------------------
Equity Compensation       400,000                 $0.02                      9,600,000
Plans approved by
security holders
------------------------------------------------------------------------------------------------------------------
Equity Compensation     4,121,000                 $0.10                      N/A
Plans not approved by
security holders
------------------------------------------------------------------------------------------------------------------
Total                   4,521,000                                            9,600,000
------------------------------------------------------------------------------------------------------------------

ITEM 6.  MANAGEMENT DISCUSSION AND ANALYSIS

BIOMODA, INC.


COMMENT 1:

Beginning with the 2004 10-KSB, the Company has consolidated its financial statements with Biomoda, Inc.'s (Biomoda) This has been done in order to comply with FIN 46, a pronouncement that became effective December 15, 2004. The nature of Biomoda's business is substantially different from that of Advanced Optics Electronics, Inc.. The following is a discussion of Biomoda's results of operations, financial condition and liquidity. More information about Biomoda is available in Biomoda's 2004 10-KSB which is accessible from the SEC website. The SEC website (HTTP://WWW.SEC.GOV) contains reports and information statements and other information regarding Biomoda and other companies that file materials with the SEC electronically.

Biomoda's plan of operation for the next twelve months is to verify and refine its assay, design its kit, prepare for clinical studies, and initiate a dialogue with the FDA relative to our approval submission. Biomoda is relying on a bridge financing arrangement with Advanced Optics Electronics, Inc., an affiliated public company, and also intends to raise additional funds from its effective Form SB-2 Registration Statement during the next six months. Biomoda is currently leasing Laboratory equipment from Advanced Optics Electronics, Inc. on a month to month basis and intends to purchase this equipment when adequate funds are raised. Its initial product is a diagnostic test for lung cancer that will be performed out of body by using a sputum sample from the patient. The test does not require any invasive sample taking. The sample will be sent to a clinical lab where a procedure will be performed to determine the presence, or not, of lung cancer or precancerous cells. The diagnostic test can be used for other cell samples and the intent is to create and market products to diagnose and screen for other prevalent cancers such as cervical, bladder, and colorectal. Management has determined that the initial markets will be among the developed nations of Europe, and North America and Japan. This has been determined on the basis of available healthcare delivery and payer infrastructure. Japan is leading the world, in this area, and has instituted a nationwide lung cancer-screening program.

Since inception, Biomoda has funded operations primarily through private placement of equity securities to third parties and to ADOT and loans from Advanced Optics Electronics, Inc. As of December 31, 2004 it had raised net proceeds of approximately $2,175,199, of which approximately $363,845 was invested and or loaned by ADOT in 1998. On May 1, 2002, Biomoda entered into a line of credit agreement (the "Agreement") with Advanced Optics Electronics, Inc., an affiliated entity, ("Advanced Optics") with an annual interest rate of 5%. On May 1, 2003 the agreement was extended.

Biomoda had negative cash flows of $3,387 for the year ended December 31, 2004 resulting from $550,929 used in Biomoda's operating activities, $77,922 used in Biomoda's investing activities and $625,464 of cash provided by financing activities. Cash used in operating activities of $550,929 for the year ended December 31, 2004 was primarily due to $708,380 in operating expenses, of which $106,139 is General and Administrative, $436,899 is Research and Development and $134,218 is professional fees. Cash used in investing activities of $77,922 for the year ended December 31, 2004 was primarily due to payments for patents and intangibles. Cash provided by financing activities of $625,464 for the year ended December 31, 2004 was due to the proceeds from a line of credit from an affiliated entity.

Biomoda has recorded no revenue from its inception through December 31, 2004. The accumulated deficit is $1,181,458. In 2004, the net loss was $758,945 and since inception, it is $2,476,489. The loss from operations was $708,380 in 2004 and $2,336,294 since inception. Most of its expense is related to product development. Product development expenses consist primarily of personnel expenses, consulting fees and lab expenses. Research development and technical costs were $436,899 in 2004 and $1,420,700 since inception. Management believes, however, that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in future periods. Biomoda expenses product development costs as they are incurred.

General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services, travel and general corporate activities. General and administrative costs were $106,139 in 2004 and $332,927 since inception. We expect general and administrative costs to increase in the future as our business matures and develops.

Biomoda's total assets are $225,371 at December 31, 2004. Of this, $206,577 is patent costs, net of accumulated amortization of $55,793. Its liabilities of 1,341,664 primarily consist of its debt to Advanced Optics of $975,165 and advances from shareholders of $134,988. Stockholders' deficit as of December 31, 2004 is $1,116,293.

Subsequent to December 31, 2004 and pursuant to a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended, the Company is offering for sale up to 6,000,000 shares of its common stock at a price of $3 per share. The Registration Statement was declared effective on February 11, 2005. The Offering will terminate on the earlier of February 11, 2008 or the date on which the maximum number of shares have been sold.

GOING CONCERN

Biomoda has been in the development stage since it began operations on January 3, 1990 and has not generated any revenues from operations and there is no assurance of any future revenues. As of December 31, 2004, Biomoda had accumulated deficit of approximately $2,476,000 and a working capital deficit of approximately $1,337,000. In addition, Biomoda did not generate any cash from operations and had no cash reserve dedicated to fund expenditures. These factors create an uncertainty as to Biomoda's ability to continue as a going concern.


BIOMODA PRODUCT DEVELOPMENT AND REGULATORY STRATEGY


COMMENT 2:

Management of Biomoda expects to continue assay validation work and seek to register its product with the FDA in 2005. There are several business models, product types and regulatory routes that Biomoda is evaluating including: ASR, 510K, PMA and IVD kits

Research Use Only (RUO) or Investigational Use Only (IUO): An RUO test is a complete kit that can be sold to organizations that are conducting research in a particular area. The product cannot be used to make any diagnostic or clinical decision for a patient. An IUO test is a complete kit that is used in a formal clinical trial. The results can be used in the clinical trial only.

ASR: This is the FDA designation for Analyte Specific Reagent. There are generally two classes: Class I & Class II. Class I is considered to the lowest risk. Biomoda's ASR product is a Class I and only requires registration and meeting the FDA standards. This product is viewed as a component for a assay developed in-house by Medical Reference Laboratories.

510K: This is the FDA designation for approvals that are based on "Substantial Equivalence" with previously approved products and does require approval prior to marketing. There are generally three classes: Class I, Class II, & Class III. Depending on the indication established with the FDA, Biomoda's product will either be Class I or Class II, if Biomoda proceeds with this product approval route. This product will be a kit developed to determine the presence of abnormal cells in a body fluid sample.

PMA: This is the FDA designation for approvals for new product indications (no Substantial Equivalence) and does require approval prior to marketing. There are generally two classes: Class II, & Class III. If Biomoda proceeds with this approval route, Biomoda's expects this product to be Class III due to indication of diagnostic for a specific cancer.

IVD: This is an industry designation for In Vitro Diagnostic. Products in the industry are either reagents or kits. Kits include the key components required to conduct the assay for the specific indication stated in the package insert. Reagents are single components used in assays developed by a Reference Labs. The lab will be required to have met the FDA CLIA (current Clinical Laboratory Improvement Act) regulations to market a diagnostic.

Biomoda is evaluating several cancers with a focus on large markets that are in need of the most immediate diagnostic support. These include: lung, bladder and cervical. The products are subject to FDA registration or approval and to post-approval FDA reporting requirements.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the U.S., adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs, in our research and development.

The timing of regulatory filings and approvals, if any, for the Company's products are made less certain by the Company's strategy of seeking one or more collaborative arrangements with development and marketing partners, which may require that a collaborative partner be responsible for seeking and obtaining regulatory approvals either in foreign countries or in the U.S. Biomoda intends to market its products throughout the world. There are numerous regulatory agencies that regulate the sale of diagnostic and therapeutic products, and these agencies may be affected or influenced by criteria materially different than those of the FDA. The sale of Biomoda's products may be materially affected by the policies of these regulatory agencies or the domestic politics of the countries involved. Biomoda has not applied for and does not now have the approval of any foreign country to sell its products for diagnostic or therapeutic use.

Biomoda's lung cancer product validation is projected to be complete by year-end and a contract manufacturing relationship is projected to be established by year-end. Based on these benchmarks, ASR registration and product listing can be completed by that time also. At that juncture reagent sales can begin. This is estimated to cost an additional $500,000.

Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $300,000 will be required.

PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required

Biomoda's current intention regarding regulatory strategy is to initiate product introductions via an ASR registration and potentially migrate up the regulatory spectrum as markets require.

COMMENT 9 RECOMMENT 7

Biomoda's products are subject to FDA registration or approval and to post-approval FDA reporting requirements. Biomoda's current intention regarding regulatory strategy is to initiate product introductions via an ASR registration and potentially migrate up the regulatory spectrum as markets require.

Biomoda's management expects to continue assay validation work and commence registration of its product with the FDA in 2005. There are several business models, product types and regulatory routes that Biomoda is evaluating including: licensing, ASR, 510K, PMA for IVD kits and reagents. Biomoda is evaluating several cancers with a focus on large markets that are in need of the most immediate diagnostic support. These include: lung, bladder and cervical.

The following is a discussion of costs and time factors associated with developing products for these cancers:

     a. Lung: Validation is projected to be complete by year-end and a contract manufacturing relationship is projected to be established by year-end. Based on these benchmarks, ASR registration and product listing can be completed by that time also. At that juncture reagent sales can begin. This is estimated to cost an additional $500,000.

          Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $300,000 will be required.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required

     b. Bladder: Validation is projected to be complete by 3rd quarter 2006. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue.

          Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

     c. Cervical: Validation is projected to be complete by 3rd quarter 2007. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue.

          Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months planning, executing, and documenting. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the U.S., adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs, in our research and development.


LIQUIDITY AND CAPITAL RESOURCES

The Company relies upon the current placement of its securities to provide capital for its development of prototype units and manufacturing operations. The Company's holding in its subsidiary, Biomoda, Inc may provide additional liquidity.

Biomoda is a biomedical development company. The Company's direct ownership of Biomoda, as of December 31, 2004, was approximately 16.0%. Two officers of Advanced Optics Electronics, Inc. are securities holders of Biomoda in addition to the ADOT ownership. Biomoda has filed a revised SB2 registration statement with the Securities and Exchange Commission, which has been declared effective February 11, 2005. Biomoda is offering 6,000,000 shares at $3.00 per share (for an aggregate offering of $18,000,000). It is anticipated that a public market for Biomoda's securities will be created in the fourth quarter of 2005. A market for Biomoda's shares has not been established; therefore the potential value of the Company's investment cannot be measured. There can be no assurance that if the Company were to sell such investment that it would be able to on terms favorable to the Company or for the initial offering price. Factors such as dilution, blockage and a lack of a market may be encountered.

General
-------

Overall, the Company had negative cash flows of $3,351,957 for the year ended December 31, 2004 resulting from $2,964,495 used in the Company's operating activities, $1,419,029 used in the Company's investing activities and $1,031,567 of cash provided by financing activities.

Cash Flows From Operating Activities
------------------------------------

Net cash used in operating activities of $2,964,495 for the year ended December 31, 2004 was primarily due to $3,284,995 in operating expenses, of which $1,493,145 is General and Administrative and $658,859 is Research and Development. Primary non-cash components of Net income include asset impairment of $365,314 and loss on contract of $1,000,944.

Cash Flows From Investing Activities
------------------------------------

Net cash used in investing activities of $1,419,029 for the year ended December 31, 2004 was primarily due to investment in GenoMed of $900,000, net purchases of marketable securities of $383,878 and additions to property and equipment and patent, trademark and licenses of $125,018.


COMMENT 12:

The investment in GenoMed was made as an interim cash management decision. Management's opinion is that the investment represented the potential to increase the resources the Company has to fund ongoing operations. The Company made this decision based on its determination that GenoMed has very promising technology and prospects. The company intends to liquidate its investment over time in order to fund its core operations.

GenoMed uses medical genomics to improve patient outcomes. GenoMed is working to translate knowledge of medical genomics--the study of which genes cause disease--into clinical practice.

Marketable Securities
---------------------

During the first quarter of 2004, Advanced Optics Electronics, Inc. purchased 33,354,230 shares of GenoMed, Inc., for $900,000. This represents 17.09% of the outstanding shares of GenoMed, Inc. At December 31, 2004 the Company held 33,364,230 shares. GenoMed, Inc. is a publicly traded biotech company working in genomics based disease management.

Cash Flows From Financing Activities
------------------------------------

Net cash provided by financing activities of $1,031,567 for the year ended December 31, 2004 was primarily due to the proceeds of $1,119,031, representing 462,800,000 shares of common stock. Cash used in financing activities in the amount of $154,000 represented primarily principal payments on convertible debt.

The Company is actively pursuing all potential financing options as it looks to secure additional funds to both stabilize and grow its business operations. Management will review any financing options at its disposal and will judge each potential source of funds on its individual merits. There can be no assurance that the Company will be able to secure additional funds from debt or equity financing, or if they can, that it will be on terms favorable to the Company or existing stockholders.


COMMENT 6:

During the year ended December 31, 2004 in accordance with the applicable convertible debentures agreement, the Company issued 103,000,000 shares of common stock at a conversion price of approximately $0.011 in connection with the conversion of notes payable approximating $505,000, including approximately $160,000 of accrued interest, and recorded a loss on settlement of debt of $620,000.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000. This resulted in a gain on extinguishment of debt of approximately $40,000.

RECOMMENT 6:

BIOMODA, INC.


COMMENT 1

Biomoda's total assets are $225,371 at December 31, 2004. Of this, $206,577 is patent costs, net of accumulated amortization of $55,793. Its liabilities of 1,341,664 primarily consist of its debt to Advanced Optics of $975,165 and advances from shareholders of $134,988. Stockholders' deficit as of December 31, 2004 is $1,116,293.

Subsequent to December 31, 2004 and pursuant to a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended, Biomoda is offering for sale up to 6,000,000 shares of its common stock at a price of $3 per share. The Registration Statement was declared effective on February 11, 2005. The Offering will terminate on the earlier of February 11, 2008 or the date on which the maximum number of shares have been sold.

Since inception, Biomoda has funded operations primarily through private placement of equity securities to third parties and to ADOT and loans from Advanced Optics Electronics, Inc. As of June 30, 2004 it had raised net proceeds of approximately $2,175,199, of which approximately $363,845 was invested and or loaned by ADOT in 1998. On May 1, 2002, Biomoda entered into a line of credit agreement (the "Agreement") with Advanced Optics Electronics, Inc., an affiliated entity, ("Advanced Optics") with an annual interest rate of 5%. On May 1, 2003 the agreement was extended.

Biomoda had negative cash flows of $3,387 for the year ended December 31, 2004 resulting from $550,929 used in Biomoda's operating activities, $77,922 used in Biomoda's investing activities and $625,464 of cash provided by financing activities. Cash used in operating activities of $550,929 for the year ended December 31, 2004 was primarily due to $708,380 in operating expenses, of which $106,139 is General and Administrative, $436,899 is Research and Development and $134,218 is professional fees. Cash used in investing activities of $77,922 for the year ended December 31, 2004 was primarily due to payments for patents and intangibles. Cash provided by financing activities of $625,464 for the year ended December 31, 2004 was due to the proceeds from a line of credit from Advanced Optics

Biomoda has been in the development stage since it began operations on January 3, 1990 and has not generated any revenues from operations and there is no assurance of any future revenues. As of December 31, 2004, Biomoda had accumulated deficit of approximately $2,476,000 and a working capital deficit of approximately $1,337,000. In addition, Biomoda did not generate any cash from operations and had no cash reserve dedicated to fund expenditures. These factors create an uncertainty as to Biomoda's ability to continue as a going concern.


RESULTS OF CONTINUING OPERATIONS



COMMENT 3: RECOMMENT 2

As of March 31, 2005, The Company had a marketable securities portfolio valued at $1,935,050. The Companies' combined monthly burn-rate is approximately $215,000. This represents approximately nine months of operating funds. However, the impending offering of Biomoda stock may net as much as $18,000,000.
Management expects the proceeds of this offering to help defray any cash shortfall. The Company is actively pursuing potential financing options as it looks to secure additional funds to both stabilize and grow its business operations. Management will review any financing options at its disposal and will judge each potential source of funds on its individual merits. There can be no assurance that the Company will be able to secure additional funds from debt or equity financing, or if they can, that it will be on terms favorable to the Company or existing stockholders.

The Company is currently in the process of final assembly, test and system integration of approximately 1500 of its display subassemblies. This will create a 2 meter by 3 meter display. It is anticipated that this work can be completed in the third quarter of 2005. The company currently employs four full-time electronic technicians and a supervisor working specifically on this project. Additional research and development is anticipated and planned in electrical and mechanical realms. These include but are not limited to: power systems and distribution, heat dissipation, and weatherproofing.

The Company expects its display product to be finalized and ready for market in the fourth quarter of 2005.

There are no expected sales of significant equipment.

The Company hired a full time controller in 2005 in order to support our efforts in meeting new reporting requirements. The Company has hired two additional technicians in 2005. There are no explicit plans to hire additional personnel at this time but, from time to time, the Company expects to hire additional personnel in order to carry out its business strategy.


Loss On Contract
----------------

COMMENT 4:

The Company has been developing and manufacturing electronic signs under a contract to deliver two signs. At December 31, 2004, the contract was terminated by mutual consent of both parties and a 100% provision for contract losses was provided. The Company recorded $1,000,994 as loss on contract in 2004 and $50,000 in 2003. The contract to produce two outdoor advertising billboards total $1.7 million, with $885,000 assigned to the first unit. An estimated loss of approximately $1,425,000 from production of the first unit has been recognized through December 31, 2004. Per the agreement, the first unit is not to exceed $885,000 of which $90,000 has been billed and collected in prior periods.

$2.25 million were costs associated with the development work on this initial contract. Development costs were allocated to R&D Expense, and the Contract, based on management's interpretation of how specific or general they were deemed to be. These costs have been aggregated and allocated since the contract was initiated in 1998.

During 2004, the Company expensed the balance of its contract to deliver two flat panel displays resulting in a charge of $1,000,944 in the Consolidated Statements of Operations.

RECOMMENT 3:

The cancellation of the contract to purchase two signs was negotiated to the satisfaction of both parties and memorialized in a Settlement Agreement and Mutual Release.

Although the contract to purchase two signs has been canceled through a Settlement Agreement, we continue to work on completing this initial sign and the associated development work. We currently employ four full-time electronic technicians and a supervisor working specifically on this project. We intend to complete 12 panels that will create a two meter by one and one half meter sign in the next 30 days. We are working out issues of electrical power and distribution. We will also need to solve technical details surrounding cooling and weather-proofing.

We have engaged a design engineering firm as consultants and have done $170,000 amount of consulting on this project over the past two years.

We have encountered many development and engineering hurdles throughout the course of this project. The underlying factors related to cost overruns associated with the project are: changes in engineering staff; inadequate transition documentation; faulty parts; manufacturing and assembly problems both internal and outsourced; and expense allocation decisions relative to Research and Development.

The Company has continued to build the panel begun under the above contract and expects to complete our first 2 meter by 3 meter sign by the 4th quarter of 2005.


Fiscal 2004 Compared to Fiscal 2003
-----------------------------------

Assets and Liabilities
----------------------

Assets  decreased  significantly  from  2003 to 2004  because  of use of cash of
$3,351,957, reduction in the carrying value of the contract above of $795,000 and elimination of investment in subsidiary in consolidation which amounted to $49,579 in 2003. Total assets reported at December 31, 2003 of $5,335,872 decreased by $3,365,530 to $1,970,342 at December 31, 2004.

Product Development
-------------------

Product development expenses consist primarily of personnel expenses, consulting fees and depreciation of the equipment associated with the development and enhancement of our flat panel displays and continued testing of disease detection protocol(s). Research development and technical costs increased to

$658,859 in 2004 from $110,717 in 2003. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in future periods. We expense product development costs as they are incurred.

OPERATING EXPENSES

Operating expenses decreased by $253,696 to $3,284,995 during the year ended December 31, 2004 compared to $3,538,691 for the year ended December 31, 2003. Although asset impairment increased by $365,314, professional fees increased by $98,055 and research and development increased by $548,142, general and administrative decreased by $806,579 from $2,299,724 to $1,493,145 and payroll expense decreased by $436,455 from $984,626 to $548,171 from 2003 to 2004.
General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services, travel, general corporate activities, and the depreciation and amortization of office furniture and leasehold improvements.



COMMENT 5:

As a consolidated entity, Advanced Optics' operating expenses did not vary significantly from 2003 to 2004, decreasing from $3,500,000 million to $3,300,000, although numbers within this heading differed, as we classified expenses differently in the two periods. Loss on contract, however, went from $50,000 to $1,001,000, as discussed above. Other income (expense) increased from $123,000 to $762,000, largely because extinguishment of debt increased $673,000 from a gain of $40,000 to a loss of $633,000. This included the $620,000 loss from the settlement of debentures, below.

RECOMMENT 4:

Asset impairment and expensing of inventory increased by approximately $395,000 as there were no such items in 2003. Asset impairment includes removing from the balance sheet investments in the stock of Beaver Information Technology, Inc., a foreign corporation, of $273,000 and Electronic Film Market Online, Inc., of $88,000.

General and administrative expense decreased by $806,000 from $2,300,000 to $1,493,000, primarily from significant reductions in public and investor relations, consulting and marketing expense in Advanced Optics. This decrease was of a non-cash nature in the form of stock for services in both years

Payroll and related expense decreased by $436,000 due to administrative salary decreases in Advanced Optics of $287,000 and non-recurring officers compensation of $149,000 in Biomoda in 2003. Research and development costs increased by $548,000. Biomoda R&D increased by $387,000, primarily because of an increase of $274,000 in applicable payroll costs and approximately $100,000 in consulting fees. The Advanced Optics increase of $161,000 was due to greater expenditures for design and engineering consulting.


The Company had a net loss of $5,048,067 or $0.002 loss per share, and $3,900,959 or $0.002 loss per share, for the years ended December 31, 2004 and 2003, respectively.

Other Income (Expense)
----------------------

Other income (expense) consists primarily of interest, gain or loss on marketable securities and debt settlement losses. Debt settlement or forgiveness loss increased, in aggregate, $685,872 from a gain of $64,892 in 2003 to a loss of $620,980 in 2004. Interest expense decreased by $146,160 and loss on marketable securities was $98,560 in 2004 and zero in 2003.

Stockholders' Equity
--------------------

Stockholders' equity decreased by $2,569,070 from of $3,840,833 as of December 31, 2003 to $1,271,763 as of December 31, 2004. The decrease was primarily attributable to the net loss of $5,048,067 in 2004.

Inflation
---------

Management believes that inflation has not had a material effect on the Company's results of operations.

BIOMODA, INC.

Biomoda's plan of operation for the next twelve months is to verify and refine its assay, design its kit, prepare for clinical studies, and initiate a dialogue with the FDA relative to its approval submission. Biomoda, Inc. is relying on a bridge financing arrangement with Advanced Optics Electronics, Inc., and also intends to raise additional funds from its effective Form SB-2 Registration Statement during the next six months. Biomoda is currently leasing Laboratory equipment from Advanced Optics Electronics, Inc. on a month to month basis and intends to purchase this equipment when adequate funds are raised.

Biomoda has recorded no revenue from its inception through December 31, 2004. The accumulated deficit is $1,181,458. In 2004, the net loss was $758,945 and since inception, it is $2,476,489. The loss from operations was $708,380 in 2004 and $2,336,294 since inception. Most of its expense is related to product development. Product development expenses consist primarily of personnel expenses, consulting fees and lab expenses. Research development and technical costs were $436,899 in 2004 and $1,420,700 since inception. Biomoda believes, however, that continued investment in product development is critical to attaining its strategic objectives and, as a result, expects product development expenses to increase significantly in future periods. Biomoda expenses product development costs as they are incurred.


RECOMMENT 5:

Operating expenses increased by $406,047 or 134% to $708,380 during the year ended December 31, 2004 compared to $302,333 for the year ended December 31, 2003. This was due to $127,000 in increased payroll and taxes, a $98,000 increase in professional fees and a $181,000 increase in non-payroll administrative and research and development costs.

General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services, travel and general corporate activities. General and administrative costs decreased to $106,139 in 2004 from $182,434 in 2003 due to decreases in salary expense. We expect general and administrative costs to increase in the future as our business matures and develops.

ACCOUNTING MATTERS

Critical Accounting Policies
----------------------------

In December 2001, the SEC requested that all registrants list their "three to five most critical accounting policies" in the MD&A. The SEC indicated that a 'critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results, and requires management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Consolidation of Variable Interest Entities
-------------------------------------------

In January 2003, the FASB issued FIN No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are small business issuers, as defined ("SBIs"), are as follows: (a) For interests in special-purpose entities: periods ended after December 15, 2003; and (b) For all other VIEs: periods ending after December 15, 2004. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

As disclosed in Note 7 of the notes to consolidated financial statements, the Company is associated with Biomoda, Inc. Because of common ownership between the Company and Biomoda and other factors discussed in FIN No. 46R, the Company has complied with the pronouncement and consolidated the two company's financial statements. See note 7 for the impact of adoption of the standard.

Estimates
---------

Critical estimates made by management are, among others, estimates for current and deferred taxes, deferred tax valuation allowances, recoverability of intangible assets, realization of costs in excess of billings on uncompleted contract, collectibility of contract receivable, estimation of costs for long-term contracts, allowance for loss on contracts, recoverability of investment in and advances to Biomoda, Inc., valuation of marketable securities, and the valuation of other assets. Actual results could materially differ from those estimates.

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements and notes to consolidated financial statements thereto, together with the report thereon of Kabani & Co., Inc. (the Company's principal accountants) dated March 15, 2005 included elsewhere in this report, are incorporated by reference in answer to this Item 7.

COMMENT 8:

Following the above referenced report are the consolidated financial statements and notes to consolidated financial statements thereto, together with the report thereon of Malone & Bailey, PC (Biomoda's principal accountants) dated March 31, 2005 included elsewhere in this report, are incorporated by reference in answer to this Item 7.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In a Current Report on Form 8-K filed on January 13, 2005, we dismissed our former auditor, Squar Milner Reehl & Williamson, LLP and hired Singer Lewak Greenbaum & Goldstein, LLP. The decision to change auditors was approved by our board of directors. We did not have any disagreements with our former auditor on any matter of accounting principles or practices, disclosure, or auditing scope or procedure.

In a Current Report on Form 8-K filed on February 25, 2005, we dismissed our former auditor, Singer, Lewak, Greenbaum & Goldstein LLP. We did not have any disagreements with our former auditor on any matter of accounting principles or practices, disclosure, or auditing scope or procedure.

In a Current Report on Form 8-K filed on March 3, 2005, we engaged Kabani & Co., Inc. as our new auditor. The decision to change auditors was approved by our board of directors. The Company did not consult with Kabani & Co., Inc on any matters prior to their retention.

ITEM 8A.  EVALUATION OF CONTROLS AND PROCEDURES



COMMENT 7: RECOMMENT 8A:

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by the annual report, which is December 31, 2004. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2004, our disclosure controls and procedures were effective in timely alerting management to the material information relating to us required to be included in our periodic filings with the SEC. Based on their most recent evaluation as of the Evaluation Date, the CEO and the CFO have also concluded that there are no significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, and such officers have identified no material weaknesses in the Company's internal controls over financial reporting.


However, during the year ended December 31, 2004, the Company has hired an independent third party to evaluate and revise its existing control policies and procedures, including our disclosure controls and procedures, and to implement more effective and efficient controls and procedures.

CHANGES IN CONTROLS AND PROCEDURES

There were no significant changes made in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected or are reasonably likely to materially affect these controls. Thus, no corrective actions with regard to significant deficiencies or material weaknesses were necessary.

LIMITATIONS ON THE EFFECTIVENESS OF INTERNAL CONTROL

The Company's management, including the CEO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate. Because of the inherent limitations in a cost-effective internal control system, financial reporting misstatements due to error or fraud may occur and not be detected on a timely basis.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

The following sets forth information, as of December 31, 2004, concerning the Company's directors and executive officers:

Name                Age   Position                                  Since
--------------------------------------------------------------------------------
Michael Pete        62    President, Director                      July 1994
Leslie S. Robins    68    Exec. Vice Pres., Secretary, Chairman    November 1992
John J. Cousins     49    Vice President, Treasurer                June 1999
Dr. Linda Obenour   63    Director                                 June 2004

The Company elects its Board of Directors at meetings of shareholders. In the event of a vacancy due to resignation, removal or death, the remaining duly elected Directors may fill such vacancy until the next meeting of the shareholders. Officers of the Company are elected by the Board of Directors, which shall at a minimum elect a president, a secretary and a treasurer to hold office for one year and thereafter until their successors are elected. The Board of Directors may, from time to time, by resolution, appoint one or more vice presidents, assistant secretaries, assistant treasurers and transfer agents of the Company as it may deem advisable, prescribe their duties; and fix their compensation.

MICHAEL PETE has been President and a director of the Company since May 1996, and prior to joining us, he served in the same capacities with the Company's predecessor, PLZ Tech, since July 1994. From 1990 to 1994, Mr. Pete was President of SEES New Mexico Inc., working with federal research and development labs in Los Alamos and Sandia to create and implement information management systems. From 1982 to 1990, Mr. Pete was President of Phoenix Filtration Systems, and from 1979 to 1981, he was a technical management consultant in the Office of the Secretary for the United States Department of Energy. From 1977 to 1979, Mr. Pete was a project manager for the consulting firm of Booz, Allen and Hamilton, and from 1975 to 1977, he was Office Director of the Low Income Weatherization Federal Energy Administration in Washington, D.C. Mr. Pete has a B.A. from Williams College and attended Stanford University Graduate School of Business and Political Science.

LESLIE S. ROBINS has been Executive Vice President, Secretary and Chairman of the Board of the Company since May 1996, and prior to joining us, he served in the same capacities with the Company's predecessor, PLZ Tech, since November 1992. From November 1989 to December 1992, Mr. Robins was Managing Partner of Coronado Group, performing analyses of small technology companies, and from May 1986 to June 1989, he was Executive Vice President of Triton Productions Inc. From September 1978 to October 1987, Mr. Robins was Managing Partner of Longview Management; serving as investment managers for individuals in the entertainment industry. Mr. Robins has a B.S. from the University of Miami and attended Harvard Business School.

JOHN J. COUSINS, Vice President of Finance and Treasurer - Mr. Cousins began his business career as a design engineer for Ampex Corp and the American Broadcasting Company. After receiving his MBA from the Wharton School he held several senior financial management positions focusing on capital markets and business development. He is also President of Biomoda, Inc. He holds undergraduate degrees from Boston University and the Lowell Institute School at MIT.

LINDA C. OBENOUR, MD, DIRECTOR has been a member of our Board of Directors since June 2004 .Dr. Obenour has had a private practice in Ophthalmology for over 30 years. Dr. Obenour has spent the majority of her career in Houston, Texas after graduating from Duke University Medical School and taking her residency at Baylor College of Medicine. In the late 1990's she was personal ophthalmologist of George H. W. Bush. Since 1972, Dr. Obenour has been certified Board Eligible by the American Academy of Ophthalmology. She has extensive postgraduate training, teaching and research experience, and numerous publications.

Compliance With Section 16(A) of the Securities Exchange
--------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are requited by SEC regulations to furnish the Company with copies of all Sections 16(a) forms they file. To the Company's knowledge, based solely on the review of copies of such reports furnished to the Company and written representations that no other reports were required and to the best of its knowledge, during the year ended December 31, 2004, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten percent shareholders were complied with.

Family Relationships
--------------------

There are no family relationships between or among the directors, executive officers or persons nominated or charged by the Company to become directors or executive officers.

Involvement in Legal Proceedings
--------------------------------

To the best of the Company's knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining barring, suspending or other wise limiting his involvement in any type of business, securities or banking activities; and (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CODE OF ETHICS

For the year ended December 31, 2004, the Company did not have formal written values and ethical standards. However, the Company management does communicate values and ethical standards during company wide meetings.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an independent audit committee. Since our securities are not currently listed on or with a national securities exchange or national securities association, we are not required to have an independent audit committee. Therefore, the Company has not designated an audit committee financial expert. The Company currently is in the process of identifying independent audit committee members, including a financial expert to serve on our audit committee and we expect to continue this process in 2005.

ITEM 10.   EXECUTIVE COMPENSATION

The following table discloses the annual and long-term compensation earned for services rendered in all capacities by the Company's Chairman of the Board and President and the Company's other most highly compensated executive officers for 2002, 2003 and 2004:

                           SUMMARY COMPENSATION TABLE

                                                                              Long-Term Compensation
                                                Annual Compensation                  Awards
                                       ------------------------------------   ---------------------
                                                               Other Annual   Restricted Securities
                                                               Compensation   Stock      Underlying     LTIP      All Other
                                                               (1)            Award(s)   Options        Payouts   Compensation
------------------------------------------------------------------------------------------------------------------------------
Name and Principal         Year        Salary ($)   Bonus ($)  ($)              ($)      (#)            ($)       ($)
Position
------------------------------------------------------------------------------------------------------------------------------
Michael Pete, President,
Director
------------------------------------------------------------------------------------------------------------------------------
                           2004        $ 38,500
------------------------------------------------------------------------------------------------------------------------------
                           2003        $ 13,325
------------------------------------------------------------------------------------------------------------------------------
                           2002        $  5,975                                            150,000
------------------------------------------------------------------------------------------------------------------------------
Leslie S. Robins,
Chairman of the Board
and Exec. VP
------------------------------------------------------------------------------------------------------------------------------
                           2004        $356,331                 $ 7,932(1)
------------------------------------------------------------------------------------------------------------------------------
                           2003        $552,444                 $ 8,500(1)
------------------------------------------------------------------------------------------------------------------------------
                           2002        $ 86,223                 $ 2,451(1)               1,100,000(2)
------------------------------------------------------------------------------------------------------------------------------
John J. Cousins,
VP Finance
------------------------------------------------------------------------------------------------------------------------------
                           2004        $112,335
------------------------------------------------------------------------------------------------------------------------------
                           2003        $113,965
------------------------------------------------------------------------------------------------------------------------------
                           2002        $109,797                                            250,000
------------------------------------------------------------------------------------------------------------------------------
Dr. Linda Obenour,         2004                                 $12,000(3)
Director
------------------------------------------------------------------------------------------------------------------------------

(1)  Represents the value of an automobile used by Mr. Robins.
(2)  Exercised during 2002 for a note receivable plus interest.
(3)  Directors Fee

OPTION GRANTS IN FISCAL YEAR 2004
---------------------------------

None.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2004 AND OPTION VALUES AT DECEMBER 31, 2004

The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by our Chief Executive Officer and two other executive officers as of December 31, 2004.

                             YEAR-END OPTION VALUES

                                                 Number of Securities Underlying     Value of Unexercised
                                                      Unexercised Options            In-the-money Options
                                                       December 31, 2004               December 31, 2004
                                                  ----------------------------    ----------------------------
                Shares Acquired    Value          Exercisable    Unexercisable    Exercisable    Unexercisable
Name            On Exercise (#)    Realized ($)       (#)             (#)             ($)             ($)
--------------------------------------------------------------------------------------------------------------
Michael Pete                                        150,000            --           $3,000            --
John Cousins                                        250,000            --           $5,000            --
Total                                               400,000            --           $8,000            --

On January 4, 1999, the Company established the Incentive Stock Option Plan (the "Plan"). Pursuant to the Plan, up to 10,000,000 shares of the Company's common stock may be granted as options to key employees. The exercise dates of the options are based on the related agreement, as approved by the Board of Directors. The Plan expires on January 4, 2009. Options awarded under the Plan mature four years from the date of the grant and vest ratably over one to two year periods.

                            LONG-TERM INCENTIVE PLANS

As of December 31, 2004 there is no long-term incentive plan.

                              DIRECTOR COMPENSATION

Non-employee  directors of the Company  received  $12,000 in 2004 for  Directors
Fees.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENIFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 25, 2005 by (a) each person known to the Company to beneficially own more than five percent of the Company's Common Stock, (b) each Director, (c) the Named Executive Officers, and (d) all Directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. As of December 31, 2004 there were 3,378,007,055 shares outstanding.

                                                                                           Percent
                                                      Number of Shares Beneficially      Beneficially
            Name of Beneficial Owner (1)                          Owned                     Owned
------------------------------------------------------------------------------------------------------
Leslie Robins*..............................................  10,831,546(2)                   *
Michael Pete*...............................................     325,000(3)                   *
John Cousins*...............................................     400,000(4)                   *
*All directors and executive officers as a group              11,556,546                      *

----------

 *   Less than 1.0%.

(1) The address of all persons who are executive officers or directors of the Company is in care of the Company, 8301 Washington NE, Suite 5, Albuquerque New Mexico 87113.

(2) Includes 2,950,000 shares of common stock issuable upon exercise of warrants which are currently exercisable.

(3) Includes 150,000 shares of common stock issuable upon exercise of options which are currently exercisable.

(4) Includes 350,000 shares of common stock issuable upon exercise of options which are currently exercisable. Includes 250,000 shares of common stock issuable upon exercise of options, which are currently exercisable and 100,000 shares of common stock issuable upon exercise of a warrant, which is currently exercisable.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934
--------------------------------------------------------------------

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Notes Receivable
----------------

As of December 31, 2004 and 2003, the Company had net advances to an officer approximating $67,300. The advances accrue interest at rates ranging from 5% to 6% (approximately $0 and $3,900 of interest income has been recorded for the year ended December 31, 2004 and 2003, respectively) and are due on demand. As these notes receivable are with a shareholder and a Company officer, the Company has classified these amounts as a decrease to stockholders' equity at December 31, 2004.

During fiscal 2004, the Company advanced approximately $619,000 to Biomoda under a line of credit agreement (see below). The advances accrue interest at 5% and are due on demand.

Investment in Biomoda, Inc
--------------------------

As of December 31, 2004, the Company owned 1,132,285 or 15.91% of the 7,117,282 outstanding shares of Biomoda, a development stage company involved primarily in the development of technology for the early detection of lung cancer. As a development stage company, Biomoda has not had any revenues as of December 31, 2004. In compliance with FASB FIN 46, Advanced Optics Electronics, Inc. has consolidated its financial statements with those of Biomoda at December 31, 2004.

Biomoda has filed a SB-2 registration statement with the Securities and Exchange Commission, in which they are offering 6,000,000 shares of its common stock. The initial offering price is $3.00 per share, however the price that Biomoda, and the Company, will be able to sell the shares is not determinable, AS NO SHARES HAVE BEEN ISSUED AS OF THE FILING OF THESE FINANCIAL STATEMENTS. A market for Biomoda's shares has not been established; therefore the potential value of the Company's investment cannot be measured. There can be no assurance that if the Company was to sell such investment that it would be able to on terms favorable to the Company or for the initial offering price. Factors such as dilution, blockage and a lack of market may be encountered.

For the year ended December 31, 2001, the Company reported it's investment under the cost method since its ownership was not sufficient for the investment to be accounted for using the equity method. During 2002, the Company's influence over Biomoda increased such that the investment qualified for accounting under the equity method. The Company recognized the proportionate interest in Biomoda's net loss for the year ended December 31, 2004 and 2003 until such time as the net investment without regard to the advance was reduced to zero.

         ITEM 13. EXHIBITS, FINANCIAL STATEMENTS AND FINANCIAL STATEMENT
                       SCHEDULES, AND REPORTS ON FORM 8-K

FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Indexes to financial statements appear after the signature page to this Form 10-KSB.

Exhibits
-------------------------------------------------------------------------------------------------------------------------
2         Plan of Acquisition, Reorganization, arrangement,    None
          liquidation, or succession
-------------------------------------------------------------------------------------------------------------------------
3.1       Articles of Incorporation                            Incorporated by reference to Exhibit 3(I) of the
                                                               Company's Registration Statement No.1000-24511 on Form
                                                               10-SB filed June 23,1998.
-------------------------------------------------------------------------------------------------------------------------
3.2       By-Laws                                              Incorporated by reference to Exhibit 3(ii) of the
                                                               Company's Registration Statement No.1000-24511 on Form
                                                               10-SB filed June 23,1998.
-------------------------------------------------------------------------------------------------------------------------
4         Instruments defining the rights of holders,          Incorporated by reference to Exhibit 3.2
          including Indentures
-------------------------------------------------------------------------------------------------------------------------
7         Opinion re: liquidation preference                   Incorporated by reference to Exhibit 3.2
-------------------------------------------------------------------------------------------------------------------------
10.1      Incentive Stock Option Plan                          Incorporated by reference to Exhibit 10.1
-------------------------------------------------------------------------------------------------------------------------
10.2      Lease Agreement Advanced Optics Electronics, Inc.    Incorporated by reference to Exhibit 10.2 of the
          and JMP Company Inc                                  Company's Registration Statement No.1000-24511 on Form
                                                               10-SB filed June 23,1998.
-------------------------------------------------------------------------------------------------------------------------
10.3      State of Nevada Corporate Charter                    Incorporated by reference to Exhibit 10.3 of the
                                                               Company's Registration Statement No.1000-24511 on Form
                                                               10-SB filed June 23,1998.
-------------------------------------------------------------------------------------------------------------------------
23.1      Consent of Squar, Milner                             Filed Herewith
-------------------------------------------------------------------------------------------------------------------------
24        Power of Attorney                                    Incorporated by reference to Exhibit 3.2
-------------------------------------------------------------------------------------------------------------------------
31.1      Certification of Chief Executive Officer persuant    Filed Herewith
          to Section 302 of the Sarbannes Oxley Act of 2002
-------------------------------------------------------------------------------------------------------------------------
31.2      Certification of Chief Financial Officer persuant    Filed Herewith
          to Section 302 of the Sarbannes Oxley Act of 2002
-------------------------------------------------------------------------------------------------------------------------
32.1      Certification Pursuant To 18 U.S.C. ss.1350, As      Filed Herewith
          Adopted Pursuant To Section 906 Of The
-------------------------------------------------------------------------------------------------------------------------
          SARBANES-OXLEY ACT OF 2002
-------------------------------------------------------------------------------------------------------------------------
32.2      Certification Pursuant To 18 U.S.C. ss.1350, As      Filed Herewith
          Adopted Pursuant To Section 906 Of The
-------------------------------------------------------------------------------------------------------------------------
          SARBANES-OXLEY ACT OF 2002
-------------------------------------------------------------------------------------------------------------------------

REPORTS ON FORM 8-K
-------------------

In a Current Report on Form 8-K filed on January 13, 2005, we dismissed our former auditor, Squar Milner Reehl & Williamson, LLP and hired Singer Lewak Greenbaum & Goldstein, LLP. The decision to change auditors was approved by our board of directors. We did not have any disagreements with our former auditor on any matter of accounting principles or practices, disclosure, or auditing scope or procedure.

In a Current Report on Form 8-K filed on March 4, 2005, we dismissed our former auditor, Singer, Lewak, Greenbaum & Goldstein LLP. On March 4, 2005, we engaged Kabani & Co., Inc. as our new auditor. The decision to change auditors was approved by our board of directors. We did not have any disagreements with our former auditor on any matter of accounting principles or practices, disclosure, or auditing scope or procedure.

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The aggregate fees billed by our auditors for professional services rendered in connection with the audit of our annual consolidated financial statements for the fiscal years ended December 31, 2003 and 2004 were $45,000 and $60,300 respectively.

AUDIT-RELATED FEES

Our auditors did not bill any additional fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

TAX FEES

The aggregate fees billed by our auditors for professional services for tax compliance, tax advice, and tax planning were approximately $3,000 and $2,500 for the fiscal years ended December 31, 2003 and 2004.

ALL OTHER FEES

The aggregate fees billed by our auditors for all other non-audit services, such as attending meetings and other miscellaneous financial consulting, for the fiscal years ended December 31, 2003 and 2004 were $0 and $0 respectively.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITOR

The Company does not have an audit committee. Therefore, the Board of Directors is responsible for pre-approving all audit and permitted non-audit services to be performed for us by our independent auditor.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report on Form 10KSB to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    April 13, 2005

ADVANCED OPTICS ELECTRONICS, INC.

                                              BY:/S/JOHN J. COUSINS
                                                 -------------------------------
                                              John J. Cousins
                                              Vice President of Finance
                                              (Principal Accounting Officer)


                                              BY:/S/LESLIE S. ROBINS
                                                 -------------------------------
                                              Leslie S. Robins
                                              Executive Vice President
                                              (Principal Executive Officer)

EXHIBIT 31.1

                        CERTIFICATION OF CEO PURSUANT TO
                 SECURITIES EXCHANGE ACT RULES 13A-14 AND 15D-14
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Leslie Robins, the Chief Executive Officer of Advanced Optics Electronics, Inc., certify:

     1. I have reviewed this annual report on Form 10-KSB of Advanced Optics Electronics, Inc. (the "registrant");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e)) for the registrant and have:

          (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report was being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

          (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 13, 2005                     /s/ Leslie Robins
                                          --------------------------------------
                                          Leslie Robins, Chief Executive Officer

EXHIBIT 31.2

                        CERTIFICATION OF CFO PURSUANT TO
                 SECURITIES EXCHANGE ACT RULES 13A-14 AND 15D-14
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Cousins, the Chief Financial Officer of Advanced Optics Electronics, Inc., certify:

     1. I have reviewed this annual report on Form 10-KSB of Advanced Optics Electronics, Inc. (the "registrant");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e)) for the registrant and have:

          (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report was being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

          (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 13, 2005                      /s/ John Cousins
                                           -------------------------------------
                                           John Cousins, Chief Financial Officer

EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. SS.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Advanced Optics Electronics, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leslie Robins, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                /S/ LESLIE ROBINS
                                                -----------------------
                                                Chief Executive Officer
                                                April 13, 2005

A signed original of this written statement required by Section 906, an other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. SS.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Advanced Optics Electronics, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Cousins, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;and

     4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                        /S/ JOHN COUSINS
                                                        -----------------------
                                                        Chief Financial Officer
                                                        April 13, 2005

A signed original of this written statement required by Section 906, an other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

Advanced Optics Electronics, Inc. (the "Company") and its subsidiary, Biomoda, Inc (Biomoda) are development stage technology companies with its principal focus on the development and production of large-scale flat panel displays and cancer detection methods. The Company's stock trades on the Over The Counter Bulletin Board under the symbol "ADOT." The Company plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards.

The Company is developing a color recognition optical device and plans to initially focus on marketing it as a color identifier to the visually impaired and as a teaching aid for small children. The Company's unique and novel conception and implementation of hardware and firmware determines color optically and expresses the results with vocal responses. The Company is intending to establish marketing arrangements for the distribution to retail locations after a supply has been manufactured and inventoried.

Since May 22, 1996 ("Inception"), the Company has primarily been engaged in the research and development of its product. Once the research and development is complete, the Company will begin to manufacture and obtain new contracts. The Company is in the development stage and has not generated revenues from any product sales. The Company believes that its planned products will produce sufficient revenues in the future. There are no assurances, however, that the Company will be able to produce such products, or if produced, that they will be accepted in the market place.

The Company's research and development work in the third and fourth quarters of 2004 have not completed the initial product as expected. Completion of the product is now expected in the latter half of 2005. Because of the lack of anticipated revenues in 2004, the Company has taken excess cash funds and invested these in what they deem to be sound investments that may produce additional funds and gains to the company in 2005. These funds and gains would then be used for additional product development and administrative expenses in the initial production stage of the product. These investments include marketable securities of other companies including several bio-medical companies.

In 2002, the Company's Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") replaced Biomoda's management team, affecting a change in control. The Company also owns approximately 16% of Biomoda's outstanding common stock. In 2003, the CEO and the CFO each acquired 7.27% of the outstanding common stock of Biomoda. On August 13, 2003, Biomoda formed a 100% owned subsidiary known as Biomoda Holdings, Inc., a Nevada corporation, for the purpose of research, development, production and marketing of medical and biomedical products. As of December 31, 2004, the Company owned approximately 1,132,000 or 15.9% of the 7,117,000 outstanding shares of Biomoda. In addition, two of the Company's officers own approximately 12%, collectively, of Biomoda's outstanding shares. Further, the Company subleases office space and lab equipment to Biomoda and two of the Company's officers are also officers of Biomoda. The Company has been the sole source of funding to Biomoda since 2002 through advances made under a line of credit agreement. The Company is considered the primary beneficiary as it stands to absorb the majority of Biomoda's, called herein as the variable interest entity, expected losses. Since Biomoda and the Company are

--------------------------------------------------------------------------------
Page 8

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

considered entities under common control for accounting purposes, the Company measures the assets and liabilities of Biomoda at their carrying amounts in consolidation. (Note 7)

Biomoda's primary focus is on early cancer detection technology. Its novel cell-targeting technology is globally patented for the detection of pre-cancerous and cancerous conditions in all human tissue. This technology, based on a compound called Tetrakis Carboxy Phenyl Porphine (TCPP), was developed at St. Mary's hospital in Colorado and Los Alamos National Laboratories. Biomoda obtained a worldwide exclusive license to the TCPP technology from the University of California in late 1995, and began new research broadening the scope of the original patent and technology. In November 2000, Biomoda filed a new U.S. provisional patent application defining the ability of its version of the TCPP to detect pre-cancerous and cancerous conditions in all human tissue. Biomoda began the commercialization process by trademarking the technology as CyPath. Management expects to continue assay valuation work and register its product with the FDA in 2005.

Comment 9  Recomment 7
Biomoda's products are subject to FDA registration or approval and to post-approval FDA reporting requirements. Biomoda's current intention regarding regulatory strategy, is to initiate product introductions via an ASR registration and potentially migrate up the regulatory spectrum as markets require.


COMMENT 9 RECOMMENT 7:

Biomoda's management expects to continue assay validation work and commence registration of its product with the FDA in 2005. There are several business models, product types and regulatory routes that Biomoda is evaluating including: licensing, ASR, 510K, PMA for IVD kits and reagents. Biomoda is evaluating several cancers with a focus on large markets that are in need of the most immediate diagnostic support. These include: lung, bladder and cervical.

The following is a discussion of costs and time factors associated with developing products for these cancers:

     a. Lung: Validation is projected to be complete by year-end and a contract manufacturing relationship is projected to be established by year-end. Based on these benchmarks, ASR registration and product listing can be completed by that time also. At that juncture reagent sales can begin. This is estimated to cost an additional $500,000.

          Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $300,000 will be required.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2-3 million will be required


--------------------------------------------------------------------------------
Page 9

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


     b. Bladder: Validation is projected to be complete by 3rd quarter 2006. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue. Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

     c. Cervical: Validation is projected to be complete by 3rd quarter 2007. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue.

          Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

          PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months planning, executing, and documenting. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the U.S., adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs, in our research and development.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include accounts of the Company and the accounts of the variable interest entity, Biomoda, Inc. (Note 7). All significant inter-company accounts and transactions have been eliminated in consolidation.

--------------------------------------------------------------------------------
Page 10

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

DEVELOPMENT STAGE AND GOING CONCERN

The Company has been in the development stage since Inception, and has not generated any revenues from operations and there is no assurance of any future revenues.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2004, the Company has accumulated deficit of $19,825,110. The Company's total assets exceeded the total liabilities by $1,271,763. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The  Company  may  require  additional  funding  for  continuing   research  and
development, obtaining acceptance in the market place and for the commercialization of its product. There can be no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Management has taken action to address these matters, which include:

     o Retention of experienced management personnel with particular skills in the development and commercialization of such product.

     o    The Company is seeking new contracts.

     o The Company has an equity method investment in a start-up company, which management hopes will be profitable (see Note 5).

     o    The Company is seeking investment capital through the public markets.

Management plans to obtain revenues from product sales, but there are no significant commitments for purchases of any of the proposed products. In the absence of significant sales and profits, the Company may seek to raise additional funds to match its working capital requirements through the additional sales of debt and equity securities, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, although such funds, if available, will be obtainable on terms satisfactory to the Company. The successful outcome of future activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive industry that is subject to intense competition. The Company has no operating history and has not generated revenue from its business operations. As a development stage entity, the Company faces risks and uncertainties relating to its ability to successfully implement its business strategy. Among other things, these risks include the ability to develop and sustain revenue growth; managing expanding operations; competition; attracting, retaining and motivating qualified personnel; maintaining and developing new strategic relationships; and the ability to anticipate and adapt to the changing markets. Therefore, the Company may be subject to

--------------------------------------------------------------------------------
Page 11

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

uncertainties, including financial, operational, technological, regulatory and other risks associated with an emerging business, including the potential risk of business failure.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management are, among others, deferred tax valuation allowances, estimation of costs for long-term contracts, allowance for loss on contracts, expected losses of the variable interest entity, valuation of marketable securities and the valuation of other assets. Actual results could materially differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS," requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, marketable securities, accounts payables, accrued expenses and convertible debentures approximates their estimated fair values due to the short-term maturities of those financial instruments. The fair value of related party transactions is not determinable due to their related party nature.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as "available-for sale" in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES" (SFAS 115). The Company does not have any investments classified as "trading" or "held to maturity".

Available-for-sale securities consist of equity securities and are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. The fair value of investment securities was determined based on available market information.

Following is a summary of marketable securities classified as available for sale as of December 31, 2004:

                                         Cost Basis  Fair Value  Unrealized Loss
                                         ----------  ----------  ---------------
Marketable securities-Common stock       $ 69,153     $ 59,462      $  9,691

--------------------------------------------------------------------------------
Page 12

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

CONCENTRATIONS OF CREDIT RISK

The financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash. The Company places its cash with high credit quality institutions.

From time to time the Company maintains cash balances at certain financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $100,000. At December 31, 2004, such balances in excess of the FDIC limit approximated $500,000.

INVENTORIES

Inventories consist of small parts and supplies to be used in the manufacturing process of large panel display. Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company's management determined that inventory, based upon its condition, has been obsolete and therefore, recorded inventory write off of $29,293 at December 31, 2004.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations.

INTANGIBLE ASSETS - PATENTS

Costs incurred in connection with securing a patent, as well as attorneys fees, have been capitalized and amortized over seventeen years using the straight line-method. See Note 3 for additional information about patents. Costs related to patents pending are amortized beginning upon issuance of the related patents

LONG-LIVED ASSETS

Statement of Financial Accounting Standards ("SFAS") 144, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF," which supercedes SFAS 121, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset (excluding interest), an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. SFAS 144 also requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sales, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

--------------------------------------------------------------------------------
Page 13

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated commitments to plan to sell such assets, as defined, by management. As a result, management cannot determine the potential effects that adoption of SFAS 144 will have on the financial statements with respect to future disposal decisions, if any. At December 31, 2004, a total of $365,314 was impaired. There can be no assurance, however, that market conditions will not change or demand for the Company's products or services will increase, which could result to additional impairment of long-lived assets.

DEBT SETTLEMENT

In April 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002." SFAS 145 provides guidance for income statement classification of gains and losses on extinguishments of debt. Such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent. The Company adopted SFAS 145 beginning January 1, 2003. During 2004 and 2003, the Company recorded a gain (loss) of $(620,980) and $64,892 on settlement of debt. The Company has determined that gain or loss is not extraordinary in nature.

REVENUE RECOGNITION

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 104 ("SAB 104"), "REVENUE RECOGNITION," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. As the Company accounts for long-term contracts in accordance to SOP 81-1 (see below), management believes that the Company's revenue recognition policy conforms to SAB 104.

In accordance with Statement of Position 81-1, "ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION-TYPE AND CERTAIN PRODUCTION-TYPE Contracts," the Company accounts for revenue and costs related to its long-term contract in process by the completed-contract method, whereas during the period from Inception to December 31, 1999, revenue and costs were determined by the percentage-of-completion method. The completed-contract method of accounting was adopted in 2000 due to the Company's uncertainty regarding contract cost estimates. The financial statements of the period from Inception to December 31, 1999, were restated to apply the completed contract method retroactively. The effect of the accounting change had no effect on net loss or loss per share previously reported for 1999 or for the period from Inception to December 31, 1999.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

INCOME TAXES

Under SFAS 109, "ACCOUNTING FOR INCOME TAXES," deferred tax assets and liabilities are recognized for

--------------------------------------------------------------------------------
Page 14

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

BASIC AND DILUTED LOSS PER COMMON SHARE

Under SFAS 128, "EARNINGS PER SHARE," basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares assumed to be outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common share were dilutive (using the treasury stock method). There were no additional potential shares of common stock at December 31, 2004 and 2003. Because the Company has incurred net losses, basic and diluted loss per share is the same as additional potential common shares would be anti-dilutive.

STOCK BASED COMPENSATION

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

SFAS 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant, stock volatility and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as the Company adopted the cost recognition requirement under SFAS 123, are required to be presented (see below). For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS 123.

FASB Interpretation No. 44 ("FIN 44"), "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB 25" clarifies the application of APB 25 for (a) the definition of employee for purpose of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation

--------------------------------------------------------------------------------
Page 15

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

awards in a business combination. Management believes that the Company accounts for transactions involving stock compensation in accordance with FIN 44.

SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123," provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

At December 31, 2004, the Company has one stock-based employee compensation plan (the "Plan"), which is described more fully in Note 11. The Company accounts for the Plan under the recognition and measurement principles of APB 25, and related interpretation. No stock-based compensation cost is recognized in net loss. Stock options granted under the Plan have exercise prices equal to the market value of the underlying common stock on the dates of grant.

The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                           2004              2003
                                                      -------------     -------------
Net loss:
    As reported                                       $  (5,048,067)    $  (3,900,959)
    Deduct: Total stock-based employee compensation
          expense determined under fair value based
          method for all awards                                  --                --
                                                      -------------     -------------
    Pro forma                                         $  (5,048,067)    $  (3,900,959)
                                                      =============     =============
Basic and diluted net loss per share:
    As reported                                       $       (0.00)    $       (0.00)
                                                      =============     =============
    Pro forma                                         $       (0.00)    $       (0.00)
                                                      =============     =============

The  above  pro  forma  effects  of  applying  SFAS  123  are  not   necessarily
representative of the impact on reported net loss for future years.

COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130, "REPORTING COMPREHENSIVE INCOME." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires unrealized holding gains and losses, net of related tax effects, on available for sale securities to be included in comprehensive income until realized.

--------------------------------------------------------------------------------
Page 16

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

REPORTING SEGMENTS

Statement of financial accounting standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS No. 131), which superseded statement of financial accounting standards No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performances. The Company allocates resources and assesses the performance based upon information from two reporting units, (1) ADOT and (2) Biomoda, Inc.

ADVERTISING

The Company expenses the cost of advertising when incurred. Advertising costs for the years ended December 31, 2004 and 2003 were immaterial to the financial statements, and are included in general and administrative expenses in the accompanying statement of operations.

SIGNIFICANT RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's second quarter of fiscal 2006. The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets." The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2004, the FASB issued Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 (the "Act") introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The FASB staff believes that the lack of clarification of certain provisions within the Act and the timing of the enactment necessitate a practical exception to the Statement 109 requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement 109. The Company is currently assessing the impact of the Act on its financial position and results of operations but does not believe that the Act will likely provide the Company with the ability to recognize a reduction of income tax expense.

--------------------------------------------------------------------------------
Page 17

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

In January 2003, the FASB issued FIN No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are small business issuers, as defined ("SBIs"), are as follows: (a) For interests in special-purpose entities: periods ended after December 15, 2003; and (b) For all other VIEs: periods ending after December 15, 2004. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

As disclosed in Note 7, the Company is associated with Biomoda, Inc. because two officers of the Company also serve as officers of Biomoda and other factors discussed in FIN No. 46R, the Company has complied with the pronouncement and consolidated the two Company's financial statements. See note 7 for the impact of adoption of the standard.

RECLASSIFICATIONS

Certain   amounts   presented  in  the  2003  financial   statements  have  been
reclassified to conform to the current and prior year's presentation.

--------------------------------------------------------------------------------
Page 18

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2004:

Machinery and equipment                          $ 388,392
Furniture and fixtures                             101,372
Automobiles                                         43,313
Leasehold improvements                              21,351
                                                 ---------
                                                   554,928
Less accumulated depreciation and amortization    (401,760)
                                                 ---------
                                                 $ 153,168
                                                 =========

3. PATENTS

Biomoda has entered into license agreements with a major university and national laboratory to obtain rights for the purpose of developing, manufacturing, and selling products using its patented technologies. Under such agreement, Biomoda will pay royalties at varying rates based upon the level of revenues from licensed products. The agreement continues as long as any licensed patents remain in force. Biomoda has not incurred any royalty expense during the period from January 3, 1990 (inception) to December 31, 2004. Biomoda also pays an annual fee in the amount of $15,000 to renew such license agreement. As of December 31, 2004, Biomoda was in full compliance with the provisions of this agreement.



COMMENT 10 RECOMMENT 8:

All patent costs are held in Biomoda. The gross carrying amount is $232,370 and accumulated amortization is $55,793. Amortization expense for 2004 is $13,527. Amortization expense for the Company's intangible assets over the next five fiscal years is estimated to be: 2005-$13,527, 2006-$13,527, 2007-$13,527,
2008-$13,527 and 2009-$13,527.

Biomoda has entered into a license agreement with the University of California to license three patents related to TCCP. As provided in the license agreement and its amendments, US Patents No. 5,162,231 and No. 5,391,547 are licensed by the University to Biomoda. The license agreement is in good standing and there are no defaults of the license provisions.

Biomoda, Inc. has been awarded US Patent No. 6,838,248. The company is also applying for one CIP and one Divisional Patent.


--------------------------------------------------------------------------------
Page 19

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


The following table provides further outlines on the key referenced patents:

------------------------------------------------------------------------------------------------------------------------
  COUNTRY                            TITLE                            PATENT NO.      ISSUE DATE        EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------
     US      COMPOSITIONS AND METHODS OF DETECTING PRE-CANCEROUS      6,838,248          1/4/05               1/4/22
             CONDITIONS IN CELL AND TISSUE SAMPLES USING
             5,10,15,20 - TETRAKIS {CARBOXYPHENYL} PORPHINE                             Application  was filed for a
                                                                                        Continuation In Part additional
                                                                                        patent.

------------------------------------------------------------------------------------------------------------------------
     US      METHOD USING 5,10,15,20 - TETRAKIS {R-CARBOXYPHENYL}     5,162,231       11/10/1992          11/10/2009
             PORPHINE FOR DETECTING CANCERS OF THE LUNG
------------------------------------------------------------------------------------------------------------------------

     US      METHOD USING 5,10,15,20 - TETRAKIS {R-CARBOXYPHENYL}     5,391,547        2/21/1995           2/21/2012
             PORPHINE FOR TREATING CANCERS OF THE LUNG
------------------------------------------------------------------------------------------------------------------------

Biomoda has received foreign patents in sixteen countries protecting U.S. Patents No. 5,162,231 and No. 5,391,547, noted above in table. These patents have been issued in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Australia, Brazil, Canada, Japan, Korea, Russia, and the United Kingdom and are effective until 6/17/2011.


4. RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE - OFFICER

As of December 31, 2004 and 2003, the Company has net advances to an officer approximating $67,300. The advances accrue interest at rates ranging from 5% to 6% (interest income was insignificant for the years ended December 31, 2004 and 2003) and are due on demand. As these notes receivable are with the shareholder and a Company officer, the Company has classified these amounts as a decrease to stockholders' equity at December 31, 2004.

ADVANCES FROM OFFICER

As of December 31, 2004, the Company has advances from officer of $89,710. This is due on demand and non interest bearing.

ADVANCES FROM SHAREHOLDERS

As of December 31, 2004, Biomoda had advances and accrued interest of approximately $135,000 payable to two of its stockholders. Such advances historically bore interest at 10% per annum. On December 31, 2003, one of the stockholders agreed to forgive all accrued interest payable to him in the amount of approximately $25,000, which represents the gain on forgiveness of debt in the

--------------------------------------------------------------------------------
Page 20

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

accompanying statements of operations. In 2004, he accepted 200,000 shares of common stock as repayment of the remaining balance. Interest expense related to such advances for the years ended December 31, 2004 and 2003 and for the period from Inception through December 31, 2004 were approximately $12,000, $27,000 and $123,000, respectively.

5. INVESTMENT IN GENOMED, INC.

On January 8, 2004, the Company entered into a Stock Sale Agreement (the "Agreement") with GenoMed, Inc., a Florida corporation ("GenoMed") whereby the Company purchased approximately 33,300,000 shares of restricted common stock of GenoMed for $900,000 in cash, representing approximately 17.9% of the total outstanding shares of GenoMed immediately after the execution of the Agreement. The Company has accounted for this investment under the cost method as it cannot exercise significant influence over the operating and financial policies of GenoMed. In addition, the Company holds approximately 529,098 shares of free trading common stock of GenoMed not acquired in connection with the Agreement, which the Company has classified as marketable securities in the accompanying financial statements. Management believes that no impairment of this investment is necessary as of December 31, 2004.

6. NOTES RECEIVABLE

Notes Receivable consists of the following at December 31, 2004

     Notes receivable bearing a 7% and will mature on March 2005        $25,466
     Notes receivable bearing a 6.5% and will mature on December 2005   $24,113
                                                                        -------
             Total                                                      $49,579
                                                                        =======

7. VARIABLE INTEREST ENTITY-BIOMODA, INC.



COMMENT 13:

     Per FIN 46 (R), Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

     1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

     2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

     a. The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights

     b. The obligation to absorb the expected  losses of the entity

     c. The right to receive the expected residual returns of the entity.

     3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.


--------------------------------------------------------------------------------
Page 21

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


     Advanced Optics subleases office space and lab equipment to Biomoda and two of Advanced Optics's officers are also officers of Biomoda. Advanced Optics has been the sole source of funding to Biomoda since 2002 through advances made under a line of credit agreement. Such advances totaled $975,165 at December 31, 2004. Advanced Optics is considered the primary beneficiary as it stands to absorb the majority of the VIE's expected losses. Advanced Optics owns 16% of Biomoda and its officers own 12% of Biomoda. The note between the companies is over 70% of liabilities and six times the total assets of Biomoda.


At December 31, 2004, the Company owned approximately 1,132,000 or 15.9% of the 7,117,000 outstanding shares of Biomoda, Inc. ("Biomoda"), a development stage company involved in the development of technology for the early detection of lung cancer. In addition, two of the Company's officers own approximately 12%, collectively, of Biomoda's outstanding shares. Further, the Company subleases office space and lab equipment to Biomoda and two of the Company's officers are also officers of Biomoda. Finally, the Company has been the sole source of funding to Biomoda since 2002 through advances made under a line of credit agreement. Such advances totaled $975,165 at December 31, 2004. The Company is considered the primary beneficiary as it stands to absorb the majority of the VIE's expected losses. Since Biomoda and the Company are considered entities under common control, the Company measures the assets and liabilities of Biomoda at their carrying amounts in consolidation.

As of December 31, 2004, the Company has consolidated Biomoda's balance sheet and its results of the operations for the year then ended in the accompanying financial statements. As Biomoda has a stockholders' deficit at December 31, 2004.

At December 31, 2004, the Company has advanced $975,165 to Biomoda, and during the year ended December 31, 2004, it has recorded a loss on Biomoda of $63,617 and interest income on advances of $30,367. All of these amounts have been eliminated in consolidation.

The accounts of Biomoda that have been consolidated with the Company at December 31, 2004 are as follows:

                  Cash                                   $      1,360
                  Other current assets                          3,241
                  Patents, net                                206,577
                  Property and equipment, net                  14,193
                  Accounts payable                            (70,390)
                  Accrued expenses                           (161,121)
                  Advances from Biomoda stockholders         (134,988)

General creditors of Biomoda have no recourse against the Company. From inception through December 31, 2004, Biomoda has generated no revenues. The Company has recorded $189,280 extraordinary loss in December 31, 2003 and charged $30,000 against non-current assets in December 31, 2004 to consolidated Biomoda's account.

--------------------------------------------------------------------------------
Page 22

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

In 2005, Biomoda anticipates being able to raise its own funds in the public equity market. In this case, Biomoda may be able to sustain its own operations, repay its obligation to the Company, and hire its own officers. In such case, the Company may no longer be considered the primary beneficiary and the results of Biomoda may be deconsolidated. There can be no assurance that Biomoda will be able to raise sufficient funds to repay its obligation to the Company and become self-sustaining in its operations.

8.  ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2004:

         Accrued expense and contingency   $185,233
         Accrued Interest                     8,238
         Others                               1,803
                                           --------
                                           $195,274

9.  CONVERTIBLE DEBENTURES

On September 15, 2000, the Company entered into an agreement to issue a total of $10,000,000 in convertible debentures which bear interest at an annual rate of 8 percent. The Company authorized the initial sale of $2,000,000 of the convertible debentures, and entered into a structured facility with purchasers (the "Purchasers") in which the Purchasers shall be obligated to purchase the remaining $8,000,000 of convertible debentures at certain obligation dates, as defined. The Company's right to require the Purchasers to purchase debentures commences on the actual effective date of the registration of the Company's securities in an amount equal to the securities that would be convertible upon issuance of the debentures. The related agreement provides for a limit on the amount of obligation debentures that the Company may require the Purchasers to purchase in a given month.

On September 15, 2000, the Company issued $500,000 of the initial $2,000,000 in unsecured convertible debentures discussed above. Effective as of the issuance date, the debentures are convertible into shares of common stock at the lesser of a 25 percent discount to the average of the three lowest closing bid prices during the thirty trading days prior to the issue date of this note and a 20 percent discount to the average of the three lowest closing bid prices for the ninety trading days prior to the conversion date, as defined. The debentures were issued in exchange for $430,000 in cash, $20,000 in legal services and $50,000 in commissions. The commissions have been capitalized as debt origination costs and are being amortized to interest expense over the life of the debentures. The embedded intrinsic value of the beneficial conversion feature was estimated to be approximately $239,000, which was immediately charged to interest expense. The convertible debentures also include detachable warrants for the purchase of 500,000 shares of common stock at an exercise price of $0.38 per share, which vested upon grant and expire in September 2005. Management has estimated the fair market value of these warrants at $25,000 (based on the Black Scholes pricing model pursuant to SFAS 123 and EITF 00-27) and immediately charged such amounts to interest expense. During the year ended December 31, 2003, the Company settled amounts owed and in connection with such settlement, the Company recorded a gain on extinguishment of approximately $40,000, which is included in the accompanying statement of operations.

--------------------------------------------------------------------------------
Page 23

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

On November 7, 2000, the Company entered into an agreement that modified outstanding convertible preferred agreements. The new agreement resulted in the exchange of outstanding preferred stock for the Company's 7.5% convertible debentures and other consideration. The total amount of the convertible debentures approximated $741,000, including $31,000 of interest. The debentures are convertible into shares of common stock at the lesser of the stock's closing price on March 8, 2000 and 77.5% of the average of the five lowest closing bid prices for 20 days before November 2, 2000. The intrinsic value of the conversion feature was estimated to be approximately $228,000, which was immediately charged to expense. The convertible debentures also include detachable warrants for the purchase of 71,000 shares of common stock, which value was insignificant. The principal balance of the convertible debentures at December 31, 2004 amounts to $102,977.

During 2001, the Company issued convertible debentures totaling $500,000. The debentures are convertible into shares of common stock at the lesser of (i) 75 percent of the average of the three lowest closing bid prices for 30 days before August 30 and November 19, 2001 or (ii) 80% of the average of the three lowest closing bids during the 90 days prior to the conversion date. The embedded intrinsic value of the beneficial conversion feature was estimated to be $143,875 and immediately charged to interest expense. These debentures were retired in 2004.

During the years ending December 31, 2004 and 2003, approximately 103,000,000 and 320,830,000 shares of common stock were issued upon conversion of approximately $505,000 and $658,000 of debenture principal and interest, respectively, resulting in gain (loss) of ($620,729) and $40,171 on the settlement (see Note 11).


COMMENT 14:

During the year ended December 31, 2004 in accordance with the applicable convertible debentures agreement, the Company issued 103,000,000 shares of common stock at a conversion price of approximately $0.011 in connection with the conversion of notes payable approximating $505,000, including approximately $160,000 of accrued interest, and recorded a loss on settlement of debt of $620,000.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000. This resulted in a gain on extinguishment of debt of approximately $40,000.


--------------------------------------------------------------------------------
Page 24

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

10. INCOME TAXES

During fiscal 2004 and 2003, the provision for taxes (substantially all deferred) differs from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before provision for taxes as a result of the following:

                                                              2004           2003
                                                          -----------    -----------
Computed "expected" tax (benefit) expense                 $(1,716,000)   $(1,326,000)

Addition to (reduction) in income taxes resulting from:

    State income taxes, net of federal benefit               (303,000)      (234,000)
    Change in deferred tax asset valuation allowance        2,008,000      1,523,000
    Other                                                      11,000         37,000
                                                          -----------    -----------
                                                          $        --    $        --
                                                          ===========    ===========

The total valuation allowance increased by $2,008,000 and $1,523,000 during the years ended December 31, 2004 and 2003, respectively.

The effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2004 are presented below:

Deferred tax asset:
    Tax net operating loss carryforwards   $ 7,206,000
Deferred tax asset valuation allowance      (7,206,000)
                                           -----------
                                           $        --
                                           ===========

At December 31, 2004, the Company had tax net operating loss carryforwards of approximately $20,624,000 and $10,365,000 available to offset future taxable federal and state income, respectively. If not utilized to offset future taxable income, the carryforwards will expire in various years through 2024. In the event the Company was to experience a greater than 50% change in ownership as defined in Section 382 of the Internal Revenue Code, the utilization of the Company's tax net operating loss carryforwards could be severely restricted.

11. STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company's articles of incorporation authorize up to 10,000,000 shares of $0.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time as the Board of Directors determine. As of December 31, 2004, there were no shares of preferred stock outstanding.

TREASURY STOCK

During the year ended December 31, 2004, the Company purchased 9,800,000 shares of treasury stock for approximately $42,000 and sold 14,100,000 shares for approximately $48,000.

--------------------------------------------------------------------------------
Page 25

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

During the year ended December 31, 2003, the Company purchased 13,250,000 shares of treasury stock for approximately $62,000 in cash and sold 9,950,000 shares of treasury stock for approximately $57,000 in cash, which the Company originally repurchased for approximately $25,000.


COMMENT 15 & 16: RECOMMENT 10:

COMMON STOCK

The Company was initially capitalized through the issuance of 500,000 shares for $25,000 in cash. In November 1996, the Company issued 4,500,000 shares in exchange for the outstanding shares of PLZ Tech, Inc. The transaction was accounted for as a purchase and net assets of $285,596, consisting primarily of patents and equipment, were recorded. In previous financial statements, the Company did not present unclaimed shares resulting from the merger with PLZ Tech, Inc. as outstanding shares. In the accompanying 1997 and prior financial statements the number of shares outstanding has been restated to include these shares.

In 1997, The Company issued 155,000 shares of common stock in exchange for $24,800 in cash, and in accordance with the applicable convertible note payable agreement, the Company issued 369,545 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $59,128.

In 1997, the Company issued 1,756,667 shares of common stock in exchange for the following services; Advice on Bringing in Additional Investors, Radio
Interviews, Market Sponsorship, Market Reports, and Canadian Investor Participation. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $281,072.

In 1998, The Company issued 9,274,811 shares of common stock in exchange for $1,292,707 in cash, net of sales commissions and other direct costs. Certain of these sales included price maintenance agreements resulting in the issuance of an additional 1,704,464 shares of stock.

In 1998, the Company issued 2,751,000 shares of common stock in exchange for the following services; Market Sponsorship, Canadian Investor Participation, Locating Asian Investors, Employee Bonus and Incentive, and the Production of a Corporate Promotional Video. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $296,470. The Company also issued 315,000 shares to an officer in exchange for a note receivable of $29,000. The note bears interest at the rate of 7 percent with interest due semiannually and the principal due July 2001.

In 1999, the Company repurchased 489,251 shares of its outstanding stock for $11,132 in cash. These shares were retired. The Company also repurchased 229,000 shares for $41,760 and resold 85,000 of these shares for $35,464. The remaining 144,000 treasury shares have been recorded at cost.

In 1999, the Company also sold 8,681,624 shares for $863,782 in cash, and issued 17,094,313 shares of common stock in exchange for the following services; Market Research, Capital Raising Advice, Employee Bonus and Incentive, Market Reports, and the Production of a Corporate Promotional Video.


--------------------------------------------------------------------------------
Page 26

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $1,486,414.

During the year ending December 31, 2000, the Company sold 782,000 shares of its common stock for $1,013,493 in cash, and issued 3,955,203 shares of common stock in exchange for the following services; Capital Raising, Market Research, Financial Consulting, Investor Relations Reports, Legal, Employee Bonus and Incentive and Company Reports. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $1,730,152. The value of the services is included in the costs and expenses on the Statements of Operations.

In 2000, in accordance with the applicable convertible note payable agreement, the Company issued 9,200,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $542,878.

Also, an officer of the Company exercised 1,850,000 stock options at a price of $0.12 per share. The Company issued notes receivable to the officer in the amount of $220,000 for the shares. Interest for the first quarter was prepaid.

During the year ended December 31, 2001, the Company sold 1,382,778 shares for $68,227 in cash and issued 10,461,498 shares of common stock in exchange for the following services; Financial Consulting, Marketing, Legal Fee for Debenture Issuance, Advice on bringing in additional investors, Market Sponsorship, Investor Relations Reports, the Production of Corporate Promotional Videos, and Employee Bonus and Incentive . In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $422,745. The value of such services is included with costs and expenses in the statement of operations

In 2001, in accordance with the applicable convertible note payable agreement, the Company issued 7,064,886 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $154,073.

During the year ended December 31, 2002, the Company sold 315,845,000 shares of common stock for $545,661 in cash; all shares were sold for less than $0.01.

During the year ended December 31, 2002, the Company issued 115,768,000 shares of common stock in exchange for the following services; Product Marketing, Advice on Bringing in Additional Investors, Canadian Investor Participation, Legal Fees for Debenture Issuance Securities Placement and Market Sponsorship. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at $482,069 (based on the closing market price on the date of grant, which was less than $0.02). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2002, the Company issued 507,800 shares of common stock (based on the fair market value on the dates of grant, which were less than $0.01) held as treasury stock for cash totaling $7,829 on a first-in, first-out basis.


--------------------------------------------------------------------------------
Page 27

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


During the year ended December 31, 2002, the Company purchased 1,400,000 shares of common stock held as treasury stock for cash totaling $8,732.

In January 2002, the Company issued 1,100,000 shares of its outstanding stock in connection with the exercise of stock options by an officer of the Company for a note receivable, which is due on demand, totaling $22,000. The Company has recorded the note receivable as an increase to stockholders' deficit in the accompanying balance sheet.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 46,018,635 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $73,000, including approximately $25,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 30,511,931 shares of common stock at conversion prices of approximately $0.01 in connection with the conversion of notes payable of approximately $319,000, including approximately $20,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 2,165,000 shares of common stock at conversion prices of approximately $0.02 in connection with the conversion of notes payable of approximately $35,000, including approximately $2,000 of accrued interest.

During the year ended December 31, 2003, the Company sold approximately 1,477,760,000 shares of common stock for cash approximating $6,031,000; all shares were sold for less than $0.03.

During the year ended December 31, 2003, the Company issued approximately 367,250,000 shares of common stock in exchange for the following services; Marketing, Financial Consulting, Securities Placement Legal Fee for Debenture Issuance, Investor Relations Reports, Capital Raising Advice, Legal, Advice on bringing in additional investors and Canadian Investor Participation. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at approximately $1,832,000 (based on the closing market price on the date of grant, which was less than $0.03). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000.

In December 2003, the Company cancelled notes receivable from an officer in lieu of the return of 2,950,000 shares of common stock to the Company (which were cancelled) that were originally granted in fiscal 2000 and 2002 from the exercise of stock options for such notes receivable.


--------------------------------------------------------------------------------
Page 28

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


During the year ended December 31, 2004, the Company issued 47,200,000 shares of common stock in exchange for the following services; Canadian Investor
Participation, Advice on bringing in additional investors, and Market Sponsorship. In each instance, the value of stock issued was determined by discounting to 70% of the closing price on the day of issuance. These shares were valued at approximately $255,000. The Company recorded such amounts in the accompanying condensed statements of operations.

During the year ended December 31, 2004, the Company issued 103,000,000 shares of common stock for its convertible debentures. Conversion price per share shall e the lesser of 75% of the average of the three lowest closing bid prices during the 30 trading days prior to but not including the issue date of the debentures and 80% of the average of the three lowest closing bid prices during the 90 trading days immediately prior to but not including the conversion date, which is approximately $0.01 per share. The value of these shares was $1,126,000. The Company incurred a loss on settlement of debt of about $621,000 in connection with the conversion of notes payable approximating $505,000, including approximately $166,000 of accrued interest.

During the year ended December 31, 2004, the Company issued 462,800,000 shares of common stock for cash, which were valued at approximately $1,119,000.

In October 2004, the Company's Board of Directors authorized the increase of the number of shares of the Company's common stock to 4,000,000,000.


STOCK OPTIONS

On January 4, 1999, the Company established the Incentive Stock Option Plan (the "Plan"). Pursuant to the Plan, up to 10,000,000 shares of the Company's common stock may be granted as options to key employees with exercise prices at least equal to the fair market value on the date of grant. The exercise dates of the options are based on the related agreement, as approved by the Board of Directors. The Plan expires on January 4, 2009. Options awarded under the Plan mature four years from the date of grant and vest ratably over one to two year periods.

The following is a status of the stock options outstanding at December 31, 2004 and the changes during the two years then ended:

                                               Year Ended December 31,           Year Ended December 31,
                                                        2004                              2003
                                           -----------------------------       ----------------------------
                                                               Weighted                            Weighted
                                                               Average                             Average
                                            Options             Price           Options             Price
                                           -----------------------------       ----------------------------
Outstanding, beginning of year              3,175,000           $0.23           4,975,000           $0.23
Granted                                            --              --                  --              --
Exercised                                          --              --                  --              --
Cancelled/Terminated                       (2,775,000)           0.34          (1,800,000)           0.11
                                           ----------           -----          ----------           -----
Outstanding and exercisable, end of year      400,000           $0.02           3,175,000           $0.30
                                           ==========           =====          ==========           =====
Weighted average fair value of options
granted                                                                                             $0.01
                                                                                                    =====


--------------------------------------------------------------------------------
Page 29

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

The following table summarizes information related to stock options outstanding at December 31, 2004:

                                      Options Outstanding                              Options Exercisable
                        -------------------------------------------------         --------------------------------
                                           Weighted
                                            Average           Weighted                                Weighted
                                           Remaining          Average                                  Average
                                          Contractual         Exercise                                Exercise
  Exercise Price           Number        Life (Years)          Price                 Number             Price
------------------------------------------------------------------------------------------------------------------
      $0.02               400,000             1.04            $  0.02                400,000           $  0.02
                        ---------                            --------             ----------         ---------

There were no stock options granted in 2003 and 2004.

WARRANTS

From time to time, the Company issues warrants to employees and to third parties pursuant to various agreements.

In January 2002, the Company issued warrants to purchase 300,000 shares of the Company's common stock to two directors. The exercise price of the warrants is $0.02 per share (the fair market value of the Company's common stock on the date of grant) and vested immediately. The warrants expire five years from the date of issuance.

The following represents a summary of warrants outstanding for the years ended December 31, 2004 and 2003:

--------------------------------------------------------------------------------
Page 30

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                Year Ended December 31,                Year Ended December 31,
                                                          2004                                   2003
                                           -----------------------------------    ---------------------------------
                                                                  Weighted                              Weighted
                                               Warrants         Average Price        Warrants         Average Price
                                           ----------------    ---------------    ---------------     -------------
Outstanding, beginning of year                   8,646,000              $0.06          8,646,000             $0.09
Granted                                                 --                 --                 --                --
Exercised                                               --                 --                 --                --
Cancelled/Terminated                            (3,850,000)              0.05                 --                --
                                           ----------------    ---------------    ---------------     -------------
Outstanding and exercisable, end of year         4,796,000              $0.11          8,646,000             $0.09
                                           ================    ===============    ===============     =============
Weighted average fair value of warrants
granted                                                                                                         --
                                                                                                      =============


The following table summarizes information related to warrants outstanding at December 31, 2004:

                                      Warrants Outstanding                            Warrants Exercisable
                        -------------------------------------------------        --------------------------------
                                           Weighted
                                            Average           Weighted                               Weighted
                                           Remaining          Average                                 Average
                                          Contractual         Exercise                               Exercise
  Exercise Price           Number        Life (Years)          Price                 Number            Price
-----------------------------------------------------------------------------------------------------------------
      $0.02                 3,250,000          0.79           $  0.02              3,250,000         $  0.02
  $0.34 - $0.43             1,491,000          1.97              0.22              1,491,000            0.22
       1.62                    55,000          1.19              1.62                 55,000            1.62
                        -------------                      ----------           ------------       ---------
                            4,796,000                         $  0.11              4,796,000         $  0.11
===================     =========================================================================================

There were no warrants issued in 2003 and 2004.

12. IMPAIRMENT OF ASSETS

During the year ended December 31, 2004, the Company purchased 75 shares Electronic Film Market Online, Inc. in the amount of $88,000 and 18,000 shares of common stock of Beaver Information Technology (BIT), a Philippine based company, representing 9% of the issued and outstanding common stock of BIT for $273,710. Both Companies are privately held. The Company evaluated its investments based upon the fair market value of similar assets and wrote off the total amount of investments of $361,710 at this time. This is part of the asset impairment in the accompanying consolidated statements of operations.


COMMENT 17:

As disclosed in the note #1 to the financial statements, an impairment loss is recognized when estimates of future undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. At the time such flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values and any impairment



--------------------------------------------------------------------------------
Page 31

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------


amount is charged to operations. Accordingly, based on these evaluations and in comparison of such investments with its market value, management adjusted the carrying value of investments to zero at October 31, 2004.


13. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases the facilities in which it operates. Payments for the office facility are $4,225 per month and are currently month-to-month. In addition, during the year ended December 31, 2002, the Company entered into a month-to-month sublease with Biomoda, Inc. (see Note 7), in which the Company is to receive $300 per month.

In February 2004, the Company entered into a 25-month lease agreement for its West Coast office. Monthly rental is $2,413 per month from February 1, 2004 to February 28, 2006. Minimum annual rentals for twelve-month periods ended, subsequent to December 31, 2004 are as follows:

                  Year                        Amount
                  2005                       $ 29,825
                  2006                          2,560
                                            ---------
                       Total                 $ 32,385

Rental expense for operating leases approximated $77,000 and $51,000 for the years ended December 31, 2004 and 2003 respectively and approximated $327,000 for the period from Inception through December 31, 2004. Rental income from the sublease to Biomoda, Inc. approximated $3,600 for both years ended December 31, 2004 and 2003, and $10,000 for the period from Inception through December 31, 2004 and has been included in operating expenses in the accompanying statement of operations.

LITIGATION AND SUBSEQUENT EVENTS

On December 10, 2004, the Company and another entity filed a lawsuit in the State of New Mexico against an individual ("the DEFENDANT") to recover $13,500,000 for damages and injunctive relief arising out of the intentionally tortuous conduct of the Defendant. On December 23, 2004, instead of filing a counterclaim, the Defendant filed a lawsuit against the Company and others for alleged malicious abuse of process, defamation, civil conspiracy, prima facie tort, and intentional infliction of emotional distress, but did not allege any amount of damages. On January 26, 2005, the Company filed a motion to dismiss that lawsuit. Because of the inherent uncertainties, a favorable or unfavorable outcome could not be determined as of this date as well as the amount or range of potential recovery by the Company in the event of favorable outcome or loss to the Company in the event of an unfavorable outcome.

On April 5, 2005 an insurance carrier for the Company confirmed that it would provide legal counsel for the Company in the defense of the claims brought by the above referenced Defendant.

--------------------------------------------------------------------------------
Page 32

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

On April 8, 2005 the Company was awarded damages in the sum of $13,500,269 as a result of a two separate judgments against two former co-defendants of the above referenced Defendant. The Court's order also provides that the defendants must pay the Company an additional $905,794 as pre-judgment interest.


COMMENT 18:

The three defendants, a former officer of Biomoda, Inc. and two other individuals, published thousands of false and defamatory statements, including vitriolic attacks on management of the Company and Biomoda, in a manner intended to cause direct harm to the Company, Biomoda and their management. These statements were published on public chat rooms, such as Raging Bull, as well as blogs.

The driving force behind the orchestrated and violent attacks on the Company and Biomoda is the Defendant, a former Biomoda vice president, alias, Athena_sword, alias Subpoena me, alias Hestia17. At the time the former Biomoda vice president joined Biomoda to try to raise capital, Biomoda was a small privately-held start-up company based in Albuquerque that was attempting to commercialize potentially life-saving cancer detection and treatment technology licensed from Los Alamos National Laboratories. In early 2002, the Company undertook to save Biomoda from extinction, and to protect the Company's prior investment, by providing financing, operational and management support. Biomoda is currently in the process of raising capital through an effective SB2 registration statement.

These negative messages have had a substantially negative effect on the value of the Company's shares, and on Biomoda's ability to attract new capital. On December 10, 2004, the Company and Biomoda brought claims against the former Biomoda vice president and her two co-conspirators in New Mexico for defamation, civil conspiracy, prima facie tort, injurious falsehood, and intentional interference with prospective advantage, based on the messages posted by the former Biomoda vice president and her two co-conspirators on Raging Bull. The Company and Biomoda sought damages as well as injunctive relief

Judgments totaling more than $14,000,000 were granted against two "screen names", one of which was identified subsequent to the date of the judgments. To date, the Company has located approximately $500,000 of assets on which to execute judgment, but has not made any recovery to date. The Company is continuing discovery to identify the other defendant and to locate additional assets upon which execution of judgment can be made. We cannot assess the amount of financial recovery at this time and consequently have made no financial record of these judgments.

COMMENT 19:

The Company has not accounted for the now $14,000,000+ judgment because the amount to be collected is still uncertain. To be conservative, the Company has assigned zero value at this time.


NOTE 14. SEGMENTS AND MAJOR CUSTOMERS

The Company has two reportable segments consisting of (1) producing and selling large-scale flat panel displays for outdoor advertising billboards and its color identifier for the vision impared; (2) early cancer detection technology. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on sales, gross profit margins and operating profit before income taxes.

--------------------------------------------------------------------------------
Page 33

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
--------------------------------------------------------------------------------

The following is information for the Company's reportable segments for the year ended December 31, 2004 (in thousands):

                                      2004                                          2003
                        ------------------------------            ----------------------------------------
                          ADOT    Biomoda  Unallocated   Total     ADOT     Biomoda  Unallocated    Total
----------------------------------------------------------------------------------------------------------
Revenue                $    --    $    --     $ --     $    --    $    --    $    --      $ --     $    --
Loss on Operations       3,578        708      -0-       4,286      3,287        302       -0-       3,589
Depreciation
    and amortization        25         15      -0-          40         73         12       -0-          85
Interest expense            18         30      -0-          48        165         28       -0-         193
Capital expenditure        539        278                  817        539        117       158         275
Net Loss               $(4,289)   $  (759)    $-0-     $(5,048)   $(3,590)   $  (311)     $-0-     $(3,901)

--------------------------------------------------------------------------------
Page 34

COMMENT 8:

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
  Biomoda, Inc.
  (A Development Stage Company)
  Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheet of Biomoda, Inc. (a development stage company) as of December 31, 2004, and the related consolidated statements of operations, stockholder's deficit and cash flows for the year then ended and the period from January 3, 1990 (inception) to December 31, 2004. These financial statements are the responsibility of Biomoda, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements for the period from January 3, 1990 (inception) through December 31, 2003 were audited by other auditors whose reports expressed unqualified opinions on those statements. The consolidated financial statements for the period from January 3, 1990 (inception) through December 31, 2003 include total revenues and net loss of $23 and $1,717,544, respectively. Our opinion on the consolidated statements of operations, stockholders' deficit and cash flows for the period from January 3, 1990 (inception) through December 31, 2004, insofar as it relates to amounts for prior periods through December 31, 2003, is based solely on the reports of other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biomoda, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is a development stage company which experienced significant losses since inception with no significant revenues. Also discussed in Note 1 to the consolidated financial statements, a significant amount of additional capital will be necessary to advance the development of the Company's products to the point at which they may become commercially viable. Those conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com

March 16, 2005

            REPORT OF INDEPENDENT REGISTRERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders
BioModa, Inc.

We have audited the consolidated statements of operations, stockholders' equity and cash flows of BioModa, Inc., a New Mexico corporation (the "Company"), for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of BioModa, Inc. for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.


/s/ Squar, Milner, Reehl & Williamson, LLP

Newport Beach, California
February 27, 2004

                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2004

                                    ASSETS

Current Assets
        Cash                                                $     1,360
        Prepaid expenses                                          3,241
                                                            -----------
        Total Current Assets                                      4,601

Intangibles, net of accumulated
  amortization of $55,793                                       206,577
Property and Equipment, net of accumulated
  depreciation of $1,851                                         14,193
                                                            -----------

                                                            $   225,371
                                                            ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
        Accounts payable and accrued liabilities                231,511
        Advances from stockholders                              134,988
        Line of credit from an affiliated entity                975,165
                                                            -----------
        Total Current Liabilities                             1,341,664

Commitments and Contingencies                                        --

Stockholders' Deficit
        Class A redeemable preferred stock; no par value             --
          2,000,000 shares authorized; cumulative and
          convertible; liquidation and redemption values
          of $1.50 and $1.80 per share; no shares issued
          and outstanding
        Undesignated preferred stock; 2,000,000 shares               --
          authorized; no shares issued and outstanding
        Common stock, no par value, 100,000,000 shares
          authorized; 7,117,282 issued and outstanding        1,360,196
        Deficit accumulated during development stage         (2,476,489)
                                                            -----------

        Total Stockholders' Deficit                          (1,116,293)
                                                            -----------

                                                            $   225,371
                                                            ===========

See accompanying notes to these condensed consolidated financial statements.

                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND FOR THE PERIOD
              FROM JANUARY 3, 1990 (INCEPTION) TO DECEMBER 31, 2004

                                                                           January 3, 1990
                                                                             (Inception)
                                                                           to December 31,
                                                   2004           2003          2004
                                               -----------    -----------    -----------
Revenue                                        $        --    $        --    $        23
                                               -----------    -----------    -----------
Operating expenses
Professional fees                                  134,218         36,163        433,139
General and administrative                         106,139        182,434        332,927
Licensing fees                                      15,776         22,200         88,793
Research and development                           436,899         49,879      1,420,700
Depreciation and amortization                       15,348         11,657         60,758
                                               -----------    -----------    -----------

Total Operating Expenses                           667,550        302,333      2,336,317
                                               -----------    -----------    -----------

Loss from operations                              (708,380)      (302,333)    (2,336,294)
Other Income (Expenses)
Gain on forgivness of debt                          12,250         24,721         36,971
Interest income                                         --             --          3,870
Interest expense                                   (62,815)       (33,621)      (181,036)
Foreign currency transaction loss                       --             --             --
                                               -----------    -----------    -----------

Total Other Expenses                               (50,565)        (8,900)      (140,195)
                                               -----------    -----------    -----------

Loss Before Provision For Income Taxes            (758,945)      (311,233)    (2,476,489)
Provision for income taxes                              --             --             --
                                               -----------    -----------    -----------
Net Loss and Losses Accumulated
During Development Stage                       $  (758,945)   $  (311,233)   $(2,476,489)
                                               ===========    ===========    ===========
Basic and diluted weighted average number of
    common shares outstanding                    6,928,151      6,228,060
                                               ===========    ===========
Basic and diluted loss per common share        $     (0.11)   $     (0.05)
                                               ===========    ===========

See accompanying notes to these condensed consolidated financial statements.

                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
      FOR THE PERIOD FROM JANUARY 3, 1990 (INCEPTION) TO DECEMBER 31, 2004

                                                               Common Stock
                                                        -------------------------                                    Total
                                                                                    Additional                    Stockholders'
                                                                                     Paid in       (Accumulated     (Deficit)
                                                          Shares        Amount       Capital         Deficit)        Equity
                                                        -----------   -----------   -----------    -----------    -----------
INCEPTION                                                        --   $        --                  $        --    $        --
Issuance of Common Stock, June 26, 1991                   2,997,000        18,433   $        --                        18,433
Cumulative Net Loss for the period from January 3, 1990          --
        (date of inception) to December 31,1996
                                                                                                       (60,010)       (60,010)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1996                                2,997,000        18,433            --        (60,010)       (41,577)

Issuance of Common Stock Warrants on December 31, 1997           --            --            --                            --
       (100,952 warrants at exercise price of $.20)
Net loss                                                                                               (32,914)       (32,914)
                                                                                                   -----------    -----------
BALANCE, DECEMBER 31, 1997                                2,997,000        18,433            --        (92,924)       (74,491)

Issuance of Common Stock, January 20, 1998                   59,940        10,000            --                        10,000
Exercise of Common Stock Warrants on March 17, 1998         100,952        20,190            --                        20,190
Issuance of Common Stock, April 15, 1998, net of stock      631,578       276,350            --                       276,350
issuance costs
Issuance of Common Stock Options, April 15, 1998                           23,650            --                        23,650
Exercise of Common Stock Options, November 2, 1998           62,237        23,670            --                        23,670
Net loss                                                                                              (295,948)      (295,948)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1998                                3,851,707       372,293            --       (388,872)       (16,579)
Issuance of Common Stock, January 30, 1999                  180,000        87,300            --                        87,300
Issuance of Common Stock, for the month of March, 1999      310,000       150,300            --                       150,300
Issuance of Common Stock, May 29, 1999                       51,546        25,000            --                        25,000
Issuance of Common Stock, June 2, 1999                       95,092        50,000            --                        50,000
Issuance of Common Stock, September 30, 1999                 51,546        25,000            --                        25,000
Issuance of Common Stock, December 29, 1999                  92,005        50,143            --                        50,143
Net loss                                                                                              (303,956)      (303,956)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1999                                4,631,896       760,036            --       (692,828)        67,208

Exercise of Common Stock Options, February 24, 2000         166,535        80,770            --                        80,770
Issuance of Common Stock, May 12, 2000                      253,609        56,000            --                        56,000
Exercise of Common Stock Options, June 8, 2000               62,497        30,312            --                        30,312
Issuance of Common Stock, for the month of
     September, 2000                                         96,745        21,086            --                       21,086
Exercise of Common Stock Options, November 3, 2000           66,000         7,491            --                         7,491
Issuance of Common Stock for Services, December 8, 2000      40,000        19,400            --                        19,400
Net loss                                                                                              (257,139)      (257,139)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2000                                5,317,282       975,095            --       (949,967)        25,128

Issuance of Common Stock for Services, January 25, 2001       5,000         2,425            --                         2,425
Issuance of Common Stock, January 31, 2001                  160,000        24,000            --                        24,000
Issuance of Common Stock for Services, April 6, 2001         15,000         7,276            --                         7,276
Issuance of Common Stock, for the month of April, 2001      120,000        58,200            --                        58,200
Issuance of Common Stock, June 28, 2001                      20,000         9,700            --                         9,700
Issuance of Common Stock, for the month of August, 2001     110,000        53,500            --                        53,500
Issuance of Common Stock, November 7, 2001                   10,000         5,000            --                         5,000
Net loss                                                                                              (372,655)      (372,655)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2001                                5,757,282     1,135,196            --     (1,322,622)      (187,426)
Net loss                                                                                               (83,689)       (83,689)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2002                                5,757,282     1,135,196            --     (1,406,311)      (271,115)

Exercise of stock options, July 11, 2003                    980,000       147,000       147,000
Net loss                                                                                              (311,233)      (311,233)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2003                                6,737,282     1,282,196            --     (1,717,544)      (435,348)

Issuance of Common Stock for Service, February 9, 2004       35,000         5,250            --                         5,250
Exercise of Common stock Options, February 9, 2004           60,000        30,000            --                        30,000
Issuance of Common Stock for Services, August 5, 2004        85,000        12,750                                      12,750
Exercise of Common stock Options, September 27, 2004        200,000        30,000                                      30,000
Net loss, December 31, 2004                                                                           (758,945)      (758,945)
                                                        -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2004                                7,117,282   $ 1,360,196   $        --    $(2,476,489)   $(1,116,293)
                                                        -----------   -----------   -----------    -----------    -----------

The accompanying notes are an integral part of these consolidated financial statements

                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
    AND FOR THE PERIOD FROM JANUARY 3, 1990 (INCEPTION) TO DECEMBER 31, 2004

                                                                                                         January 3, 1990
                                                           Year Ended               Year Ended           (Inception) to
                                                        December 31, 2004        December 31, 2003      December 31, 2004
                                                        ------------------       -----------------      -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                 $  (758,945)             $  (311,233)             $(2,404,031)
Adjustments to reconcile net loss to
     net cash used in operating activities:
Stock options expense                                             --                  147,000                  147,000
Issuance of common stock for services                          5,250                       --                   17,500
Issuance of common stock for bonuses to employees             12,750                       --                   10,710
Loss on sale of assets                                            --                       --                      358
Foreign currency transactions                                     --                       --                    3,247
Non-cash loss on debt settlement                               4,893                       --                       --
Deprecation and amortization                                  15,347                   11,658                   60,759
Changes in operating assets and liabilities:
Accounts receivable                                               --                       --                   (4,425)
Other Assets                                                      --                    1,184                   (4,548)
Accounts payable and accrued liabilities                     169,776                  (88,907)                 269,860
Advances from stockholders                                        --                    9,564                   15,700
                                                         -----------              -----------              -----------
Net cash flows used in operating activities                 (550,929)                (230,734)              (1,887,870)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                           (14,180)                  (1,867)                 (24,177)
Sale of property and equipment                                    --                       --                    1,139
Organizational costs                                              --                       --                     (560)
Patent, trademark and license fee                            (63,742)                 (40,830)                (262,371)
                                                         -----------              -----------              -----------
Net cash flows used in investing activities                  (77,922)                 (42,697)                (285,969)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholders' advances                              --                       --                   86,014
Proceeds from line of credit from an affiliated entity       625,464                  278,023                1,005,089
Issuance of common stock for cash                                 --                       --                1,084,096
                                                         -----------              -----------              -----------
Net cash flows provided by financing activities              625,464                  278,023                2,175,199
Net (decrease) increase in cash                               (3,387)                   4,592                    1,360
Cash, beginning of period                                      4,747                      155                       --
                                                         -----------              -----------              -----------
Cash, end of period                                      $     1,360              $     4,747              $     1,360
                                                         ===========              ===========              ===========
Supplemental disclosure of cash flow information:
Cash paid for :
      Interest                                           $        --              $        --              $        --
                                                         ===========              ===========              ===========
      Income Taxes                                       $        --              $        --              $        --
                                                         ===========              ===========              ===========

See accompanying notes to consolidated financial statements for more information on non-cash investing and financing activities during the periods ended December 31, 2004 and 2003, and for the period from January 3, 1990 (Inception) through December 31, 2004.

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.  ORGANIZATION

FORMATION AND NATURE OF BUSINESS

Biomoda, Inc. ("Biomoda") is a development stage company incorporated in the state of New Mexico on January 3, 1990 (Inception). In 2002, the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of Advanced Optics Electronics, Inc. ("ADOT") replaced Biomoda's management team, affecting a change in control.  ADOT also owns  approximately  16% of Biomoda's  outstanding common stock. In 2003, the CEO and the CFO each acquired 7.27% of the outstanding common stock of Biomoda. On August 13, 2003, Biomoda formed a 100% owned subsidiary known as Biomoda Holdings, Inc., a Nevada corporation, for the purpose of research, development, production and marketing of medical and biomedical products. Biomoda and Biomoda Holdings, Inc. are hereinafter collectively referred to as the "Company".

The Company's primary focus is on early cancer detection technology. The Company's novel cell-targeting technology is globally patented for the detection of pre-cancerous and cancerous conditions in all human tissue. This technology, based on a compound called Tetrakis Carboxy Phenyl Porphine (TCPP), was developed at St. Mary's hospital in Colorado and Los Alamos National Laboratories. The Company obtained a worldwide exclusive license to the TCPP technology from the University of California in late 1995, and began new research broadening the scope of the original patent and technology. In November 2000, the Company filed a new U.S. provisional patent application defining the ability of the Company's version of the TCPP to detect pre-cancerous and cancerous conditions in all human tissue. The Company began the commercialization process by trademarking the technology as CyPath. Management expects to continue assay valuation work and register its product with the FDA in 2005.

On May 11, 2004, the Company's board of directors approved an increase in the number of shares of common stock authorized from 15,000,000 to 100,000,000. Pursuant to a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended, the Company is offering for sale up to 6,000,000 shares of its common stock at a price of $3 per Share. The Registration Statement was declared effective on February 11, 2005. The Offering will terminate on the earlier of February 11, 2008 or the date on which the maximum number of shares have been sold. The Company has not sold any shares as of March 31, 2005.

DEVELOPMENT STAGE AND GOING CONCERN

The Company has been in the development stage since it began operations on January 3, 1990 and has not generated any revenues from operations and there is no assurance of any future revenues. As of December 31, 2004, the Company had an accumulated deficit of approximately $2,476,000 and a working capital deficit of approximately $1,337,000.

--------------------------------------------------------------------------------
F-7

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.  ORGANIZATION (continued)

DEVELOPMENT STAGE AND GOING CONCERN (continued)

In addition, the Company did not generate any cash from operations and had no cash reserve dedicated to fund expenditures. These factors create a substantial doubt as to the Company's ability to continue as a going concern.

The Company will require substantial additional funding for continuing research and development, obtaining regulatory approval and for the commercialization of its products. Management expects to be able to raise enough funds to meet its working capital requirements through the sale of the Company's common stock offered in its Registration Statement. ADOT will continue to provide the Company with bridge financing needed to fund the day-to-day operations until the Company has raised sufficient capital to fund its operations (See Note 6).

There is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Biomoda and its wholly owned subsidiary, Biomoda Holdings, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The Company prepares its consolidated financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

--------------------------------------------------------------------------------
F-8

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

USE OF ESTIMATES (continued)

Significant estimates made by management include, among others, realizability of long-lived assets and estimates for deferred income tax asset valuation allowances. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company has not yet generated significant revenue from its business operations. As a new operating entity in its current form, the Company faces risks and uncertainties relating to its ability to successfully implement its strategy. Among other things, these risks include the ability to develop and sustain revenue growth; managing operations; competition; attracting, retaining and motivating qualified personnel; maintaining and developing new strategic relationships; and the ability to anticipate and adapt to the changing bio-technology market and any changes in government regulations. The Company has no experience in obtaining regulatory clearance of these types of products. Therefore, the Company may be subject to the risks of delays in obtaining or failing to obtain regulatory clearance and other uncertainties, including financial, operational, technological, regulatory and other risks associated with an emerging business, including the potential risks of business failure.

Biotech companies in general, and anti-cancer biopharmaceutical companies in particular, are stronger than they have ever been both in terms of products and finances. The Company is competing against companies with the financial and intellectual resources and expressed intent of performing rapid technological innovation and substantial scientific research. The Company's resources are limited and must be allocated to very focused objectives in order to succeed.

The area of biopharmaceutical research is subject to rapid and significant technological changes. Developments and advances in the medical industry by either competitors or neutral parties can affect the Company's business in either a positive or negative manner.

Developments and changes in technology that are favorable to the Company may significantly advance the potential of the Company's research while developments and advances in research methods outside of the methods the Company uses we are using may severely hinder, or halt completely the Company's development.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

--------------------------------------------------------------------------------
F-9

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

RISKS AND UNCERTAINTIES (continued)

Before marketing any of the Company's products, the Company will need to complete one or more clinical investigations of each product. There can be no assurance that the results of such clinical investigations will be favorable to the Company. During each investigative study and prior to its completion, the results of the investigations will remain blinded to ensure the integrity of the study. The Company will not know the results of any study, favorable or unfavorable to the Company, until after the study has been completed. Such data must be submitted to the FDA as part of any regulatory filing seeking approval to market the product. Even if the results are favorable, the FDA may dispute the claims of safety, efficacy, or clinical utility and not allow the product to be marketed. The sale price of the product may not be enough to recoup the amount of our investment in conducting the investigative studies.

The Company is a small company in terms of employees, technical and research resources and capital. These factors could hinder the Company's ability to meet changes in the medical industry as rapidly or effectively as competitors with substantially more resources.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the United States, adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs, in the Company's research and development.

The timing of regulatory filings and approvals, if any, for the Company's products are made less certain by the Company's strategy of seeking one or more collaborative arrangements with development and marketing partners, which may require that a collaborative partner be responsible for seeking and obtaining regulatory approvals either in foreign countries or in the United States. The Company intends to market its products throughout the world. There are numerous regulatory agencies that regulate the sale of diagnostic and therapeutic products, and these agencies may be affected or influenced by criteria materially different than those of the FDA. The sale of the Company's products may be materially affected by the policies of these regulatory agencies or the domestic politics of the countries involved. The Company has not applied for and does not now have the approval of any foreign country to sell its products for diagnostic or therapeutic use.

--------------------------------------------------------------------------------
F-10

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CONCENTRATIONS

The financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash. The Company places its cash with high credit quality institutions.

From time to time the Company maintains cash balances at certain financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $100,000. As of December 31, 2004, no such balances were in excess of the FDIC limit.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107 "DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS" requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash, accounts payable and accrued liabilities approximated their fair values as of December 31, 2004, due to their short-term nature.

The fair value of related party transactions are not determinable due to their related-party nature.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, and are being depreciated using the straight-line method over the estimated useful lives of the related assets, which generally range between three and ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease terms. The Company has assumed that leases with terms of less than five years will be renewed and has used the estimated renewal time frame for amortization purposes. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement, other disposition of property and equipment or termination of a lease, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in results of operations.

--------------------------------------------------------------------------------
F-11

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LONG-LIVED ASSETS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset (excluding interest), an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. SFAS No. 144 also requires companies to separately report discounted operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or the estimated fair value less costs to sell. There can be no assurance, however, that market conditions will not change which could result in impairment of long-lived assets in the future.

GOODWILL AND INTANGIBLE ASSETS

SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", which is effective for fiscal years beginning after December 15, 2001, addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the consolidated financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their estimated useful lives. SFAS No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS No. 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. Impairment losses for goodwill and indefinite-life intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as from a change in accounting principle. SFAS No. 142 has not had a material effect on the Company's consolidated financial statements since the Company does not have any goodwill or non-amortizable intangible assets.

--------------------------------------------------------------------------------
F-12

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PATENTS

Costs incurred in connection with securing a patent, as well as attorneys fees, have been capitalized and amortized over seventeen years using the straight line-method. See Note 3 for additional information about patents. Costs related to patents pending are amortized beginning upon issuance of the related patents.

ADVERTISING

The Company expenses the cost of advertising when incurred. Advertising costs for the years ended December 31, 2004 and 2003 and for the period from Inception to December 31, 2004 were immaterial to the consolidated financial statements, and are included in selling, general and administrative expenses in the accompanying statement of operations.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred. The Company incurred approximately $437,000, $50,000 and $565,000 of research and development expenses for the years ended December 31, 2004 and 2003 and for the period from Inception through December 31, 2004.

INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, "ACCOUNTING FOR INCOME TAXES". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse (See Note 9).

--------------------------------------------------------------------------------
F-13

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130, "REPORTING COMPREHENSIVE INCOME". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires unrealized holding gains and losses, net of related tax effects, on available for sale securities to be included in comprehensive income until realized. Through December 31, 2004 the Company had no items of comprehensive income.

STOCK BASED COMPENSATION

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," if fully adopted, changes the method of accounting for employee stock-based compensation to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant, stock volatility and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS No. 123 is optional and the Company has elected to account for stock-based compensation issued to employees using APB No. 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirement under SFAS No. 123, are required to be presented. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123.

--------------------------------------------------------------------------------
F-14

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

STOCK BASED COMPENSATION (continued)

SFAS No. 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF SFAS NO. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim consolidated financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See Note 7 for additional information on stock options.

In December 2004, the FASB issued SFAS No. 123R, "Accounting for Stock-Based Compensation". SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS No. 123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the financial statements of the Company during the calendar year 2006.

FASB Interpretation No. 44 ("FIN 44"), "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB 25," clarifies the application of APB No. 25 for (a) the definition of employee for purpose of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Management believes that the Company accounts for transactions involving stock compensation in accordance with FIN 44.

The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123 for its stock-based employee compensation plans.

                                                        2004             2003
                                                     ---------        ---------
Net income (loss), as reported                       $(758,945)       $(311,233)
Stock based compensation, net of tax                        --               --
                                                     ---------        ---------
Net income (loss), pro forma                         $(758,945)       $(311,233)
                                                     =========        =========

--------------------------------------------------------------------------------
F-15

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

No options that can be valued were issued in the year ended December 31, 2004. In 2003, options to purchase 75,000 shares at a yet to be determined price were granted to an employee. The effects of applying SFAS No. 123 in the pro forma disclosure are not likely to be a representation of the pro forma effect on reported net income (loss) for future years. See Note 7 for additional disclosures related to the Company's common stock plans.

BASIC AND DILUTED LOSS PER COMMON SHARE

The Company computes loss per common share using SFAS No. 128 "EARNINGS PER SHARE". Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts, such as stock options and warrants to issue common stock, were exercised or converted into common stock. There were no dilutive potential common shares as of December 31, 2004 or 2003. Because the Company has incurred net losses and there are no potential common shares, basic and diluted loss per common share are the same.

SIGNIFICANT RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS," establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for consolidated financial statements for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES," is effective for such activities initiated after December 31, 2002. Activities of this type include restructurings (such as relocation of a business and fundamental reorganizations of a business itself), which may give rise to costs such as contract cancellation provisions, employee relocation and one-time termination costs. SFAS No. 146 prohibits liability recognition based solely on management's intent, and requires that liabilities be measured at estimated fair value. The adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee.

--------------------------------------------------------------------------------
F-16

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements became applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45. The other requirements of this pronouncement did not materially affect the Company's consolidated financial statements.

SIGNIFICANT RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

RECLASSIFICATIONS

Certain amounts in the December 31, 2003 consolidated financial statements have been reclassified to conform to the December 31, 2004 presentation.

3. PATENTS

The Company has entered into license agreements with a major university and national laboratory to obtain rights for the purpose of developing, manufacturing, and selling products using its patented technologies. Under such agreement, the Company will pay royalties at varying rates based upon the level of revenues from licensed products. The agreement continues as long as any licensed patents remain in force. The Company has not incurred any royalty expense during the period from January 3, 1990 (inception) to December 31, 2004. The Company also pays an annual fee in the amount of $15,000 to renew such license agreement. As of December 31, 2004, the company was in full compliance with the provisions of this agreement.

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of December 31, 2004:

Trade accounts payable                              $   70,390
Accrued expense and contingency                        137,922
Accrued taxes payable                                   23,199
                                                    ----------
                                                    $  231,511
                                                    ==========

--------------------------------------------------------------------------------
F-17

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

5.  ADVANCES FROM STOCKHOLDERS

As of December 31, 2004, the Company had advances and accrued interest of approximately $135,000 payable to two of its stockholders. Such advances historically bore interest at 10% per annum. On December 31, 2003, one of the stockholders agreed to forgive all accrued interest payable to him in the amount of approximately $25,000, which represents the gain on forgiveness of debt in the accompanying statements of operations. In 2004, he accepted 200,000 shares of common stock as repayment of the remaining balance. Interest expense related to such advances for the years ended December 31, 2004 and 2003 and for the period from Inception through December 31, 2004 were approximately $12,000, $27,000 and $123,000, respectively.

6.  LINE OF CREDIT FROM AN AFFILIATED ENTITY

On May 1, 2002, the Company entered into a line of credit agreement (the "Agreement") with ADOT with an annual interest rate of 5%. On May 1, 2003 the Agreement was amended to be payable on demand. As of December 31, 2004, the Company had a balance of approximately $975,000 on this line of credit. Interest expense related to such a line of credit for the years ended December 31, 2004, 2003 and for the period from Inception through December 31, 2004 was approximately $27,000, $7,000 and $34,000, respectively.

7. EQUITY TRANSACTIONS

PREFERRED STOCK

On June 19, 1991, the Company authorized the issuance of 4,000,000 shares of preferred stock. The Company designated 2,000,000 shares as the series A convertible preferred stock ("Series A"). Series A has liquidation and redemption values of $1.50 and $1.80 per share, respectively. The stock is subject to redemption at the discretion of the Company. Prior to redemption, each share of the Series A can be converted into one share of common stock at the discretion of the stockholders. The holders of Series A will be entitled to dividends equal to the amount of dividends for the number of shares of common stock into which it is entitled to be converted. As of December 31, 2004, the Company has not issued any preferred shares.

--------------------------------------------------------------------------------
F-18

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7. EQUITY TRANSACTIONS (continued)

COMMON STOCK

During 2004, the Company authorized an increase in the number of authorized shares of common stock from 15,000,000 to 100,000,000.

On August 5, 2004 the Company issued 85,000 shares of restricted common stock to three of its employees for bonuses at approximately $12,750 (estimated by management to be the fair value at the date of grant).

OPTIONS

On July 11, 2003, the two officers exercised their options for 980,000 shares of the Company's common stock at an exercise price of $0.15 per share in lieu of deferred salary in the amount of $147,000. In December 2003, the Company granted options to purchase 75,000 shares of common stock to an employee. Such options will ultimately vest over four years, 10% at the end of six months and an additional 15% at the end of the first year, thereafter vesting 25% per year on a monthly basis. Such stock options expire ten years from the date of grant.

On September 29, 2004 one of the stockholders of the Company exercised stock options to purchase 200,000 shares of common stock at a price of $0.15 per share. Advances payable to that stockholder as of that date in the amount of approximately $25,000 were applied against the exercise price of such options. The Company recorded the difference of approximately $5,000 as loss on settlement of debt in 2004.

                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------------------------
Options outstanding and exercisable at         2,630,000            $   0.19
       December 31, 2002
             Granted                              75,000                 --
             Exercised
                                                (980,000)           $   0.15
                                               ---------
                                               1,725,000            $   0.23
Options outstanding and exercisable at
       December 31, 2003
                                               =========
            Expired                              (60,000)           $   0.50
            Exercised                           (260,000)           $   0.50
                                               ---------
Options outstanding and exercisable at
         December 31, 2004                     1,405,000            $   0.20
                                               =========

--------------------------------------------------------------------------------
F-19

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7. EQUITY TRANSACTIONS (continued)

The number of outstanding and exercisable options as of December 31, 2004 is provided below:

                                           OUTSTANDING AND EXERCISABLE
                           ------------------------------------------------------------
                                              WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES   NUMBER OF SHARES    EXERCISE PRICE   REMAINING LIFE (YEARS)
---------------------------------------------------------------------------------------
       $0.15                      1,080,000        $0.15                 5.21
       $0.50                        250,000        $0.50                 3.53
                           ----------------
    undetermined                     75,000         n/a                  8.93
                           ----------------
                                  1,405,000
                           ================

8.  OTHER RELATED PARTY TRANSACTION

On May 1, 2002, the Company entered into an agreement with ADOT to sublease office space for $300 a month. The lease is on a month-to-month basis and the Company is to abide with all relevant covenants of the master lease.

On December 1, 2003, the Company entered into an agreement with ADOT to lease certain lab equipment for $500 a month.

9. INCOME TAXES

The components of the provision (benefit) for income taxes consists of the following for the years ended December 31:

                              2004        2003
                           ---------------------
Current:
     Federal               $     --      $    --
     State                       --           --
                           ---------------------
     Total Current               --           --
Deferred:
      Federal                    --           --
     State                       --           --
                           ---------------------
     Total Deferred        $     --      $    --
                           =====================

--------------------------------------------------------------------------------
F-20

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

For the years ended December 31, 2004 and 2003, and the period from Inception through December 31, 2004, the Company had no significant current or deferred net income tax expense. The Company has recorded a 100% on all deferred tax assets.

The net deferred income tax asset (liability) consists of the following at December 31, 2004:

Net Operating Losses                 $   783,225
Valuation allowance                     (783,225)
                                     -----------
                                              --
Deferred income tax liabilities               --
                                     -----------
                                     $        --
                                     ===========

Based upon the net operating losses incurred since inception, management has determined that it is more likely than not that the deferred tax asset as of December 31, 2004 will not be recognized. Consequently, the Company has established a valuation allowance against the entire deferred tax asset. The allowance for deferred tax assets increased by approximately $96,000 during 2004.

As of December 31, 2004, the Company had various federal and state net operating loss carry forward of approximately $2,304,000 that have initial carry forward periods between five and twenty years.

The utilization of some or all of the Company's net operating losses may be severely restricted now or in the future by a significant change in ownership as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended. In addition, utilization of the Company's California net operating losses for the years beginning in 2002 and 2003 has been suspended under state law.

A reconciliation of income taxes computed at the U.S. Federal Statutory income tax rate to the provision (benefit) for income taxes is as follows:

                                                        2004             2003
                                                     ---------        ---------
U.S. Federal Statutory tax at 34%                    $(244,159)       $(105,820)
State Taxes, net of federal benefit                    (43,087)         (18,674)
         Valuation Allowance                           287,246          124,494
                                                     ---------        ---------
Provision (benefit) for income taxes                 $      --        $      --
                                                     =========        =========

--------------------------------------------------------------------------------
F-21

--------------------------------------------------------------------------------
                          BIOMODA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

10.  LOSS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations for the periods ended December 31:

                                                               2004           2003
                                                           -----------    -----------
Numerator for basic and diluted loss per
         common share:
     Net loss charged to common stockholders               $  (783,945)   $  (311,233)
Denominator for basic and diluted loss per common share:

     Weighted average number of shares                       6,928,151      6,228,060
                                                           -----------    -----------
Basic and diluted loss per common share                    $     (0.11)   $     (0.05)
                                                           ===========    ===========

The Company reported a net loss for the years ended December 31, 2004 and 2003. As a result, 1,725,000 and 1,650,000 shares of common stock issuable upon exercise of stock options have been excluded from the calculation of diluted loss per common share for the respective years because the inclusion of such stock options would be antidilutive.

11. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

On November 10, 2003, the Company entered into a one-year lease agreement, with one year renewal options, to lease a laboratory facility comprised of two labs and four offices. A one year renewal was executed on November 10, 2004. The monthly rental payment is in the amount of approximately $2,500.

Total rent expense for the years ended December 31, 2004 and 2003 and for the period from inception through December 31, 2004 was approximately $45,400, $9,400 and $79,000, respectively.

LEGAL MATTERS

From time to time, the Company may be involved in various claims, lawsuits, disputes with third parties, actions involving allegations or discrimination or breach of contract actions incidental to the normal operations of the business. The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position or result of operations.

--------------------------------------------------------------------------------
F-22